FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE Dated April 19, 2002

BIOMIRA INC.
(Translation of registrant's name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ (for past years) Form 40-F _X_ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________

TABLE OF CONTENTS

BIOMIRA
The Cancer Vaccine People™

News Release
For Immediate Release

NANCY J. WYSENSKI JOINS BIOMIRA'S BOARD OF DIRECTORS

EDMONTON, ALBERTA, CANADA —March 26, 2002— Biomira Inc. (Nasdaq: BIOM) (TSE: BRA) and its Chairman, Mr. Eric Baker, announced today the appointment of Nancy J. Wysenski, B.Sc., MBA, to its Board of Directors.

Ms. Wysenski is currently the President of EMD Pharmaceuticals, Inc., of Durham, NC. EMD is the U.S. affiliate of Merck KGaA of Darmstadt, Germany, a leader in pharmaceuticals and specialty chemicals. In May 2001, Biomira and Merck KGaA entered into a global development and U.S. co-promotion agreement for Biomira's lead product candidates, **THERATOPE®** and **BLP25** vaccines.

At EMD, Ms. Wysenski is responsible for U.S. operations in clinical development, marketing, sales and business development, as well as the worldwide strategic responsibility for the oncology business area team. Previously, she served as Senior Vice President of Operations at NetGenics, Inc., a venture capital-backed start-up organization. Prior to that, she held the positions of Vice President and Executive Director of Field Sales at Astra Merck, Inc., where she was responsible for over 1500 sales professionals, communications and educational services and assisted in exceeding a sales goal of U.S. $2.5 billion. Ms. Wysenski received her Masters degree in Business Administration from Baldwin Wallace College and a Bachelor of Science in Nursing from Kent State University.

"We are extremely pleased to welcome Ms. Wysenski to Biomira's Board of Directors. Her strong business, sales and marketing experience will be a great asset to Biomira as we move closer to our goal of becoming a fully integrated biopharmaceutical company," commented Eric Baker, Chairman of the Board of Biomira Inc. "Her marketing insight will be of great value, as we move together with Merck KGaA, to bring our vaccine technologies to commercialization."

Merck KGaA, founded in 1668 in Darmstadt, Germany, has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas – monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors. Under the terms of the agreement with Biomira, Merck

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KGaA will co-promote **THERATOPE®** vaccine and **BLP25** vaccine in the U.S. through its U.S. affiliate, EMD Pharmaceuticals, Inc. Outside of North America, Merck KGaA has exclusive marketing and development rights.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

Jane Tulloch
Manager, Investor Relations
780 490-2812

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA
The Cancer Vaccine People™

News Release
For Immediate Release

BIOMIRA SELECTED TO PRESENT AT FUTURE LEADERS IN THE BIOTECH INDUSTRY CONFERENCE IN NEW YORK

EDMONTON, ALBERTA, CANADA — APRIL 5, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSE: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira will present highlights of the Company's product and corporate advancements at the 18th Future Leaders in the Biotech Industry Conference to be held on April 11, 2002 at the Millennium Broadway Hotel, New York, New York. The conference is presented by BioCentury and Thomson Financial/Carson. Dr. McPherson's presentation will be from 3:20 p.m. to 3:45 p.m., EST.

"Biomira has reached significant milestones within the past year including a collaboration with Merck KGaA of Darmstadt, Germany, for its two lead product candidates, **THERATOPE®** vaccine and **BLP25** vaccine, that should help to realize the full potential of our cancer vaccine products and technologies," commented Dr. McPherson.

The Future Leaders in the Biotech Industry Conference allows for a strong group of companies to be placed in front of a select group of invited institutional investors, investment bankers, and sellside analysts. "Biomira is excited about the opportunity of presenting at such a prestigious meeting," said Dr. McPherson.

Merck KGaA is the world's oldest pharmaceutical company and a leader in cancer research. It has created, or licensed-in from strategic partners, a wide range of novel products. The oncology portfolio of Merck KGaA is based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors. Under the terms of the agreement with Biomira, Merck KGaA will co-promote the products in the U.S. through its U.S. affiliate, EMD Pharmaceuticals, Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

p.5

Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

Jane Tulloch
Manager Investor Relations
780 490 2812

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA INC.

Annual General Meeting
of Shareholders
To Be Held on May 22, 2002

Notice of Annual General Meeting of Shareholders
And
Proxy Circular

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p. 8

BIOMIRA INC.

TABLE OF CONTENTS OF PROXY CIRCULAR

BIOMIRA INC.

2011 – 94 Street
Edmonton, Alberta T6N 1H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of Shareholders of BIOMIRA INC. will be held at The Exchange Tower, TSE Conference Centre and Stock Market Place, 130 King Street West, Toronto, Ontario on:

Wednesday, the 22nd day of May, 2002 at 4:00 p.m.

for the purpose of:

(1) receiving the 2001 Annual Report including the financial statements for the year ended December 31, 2001, and the auditors' report thereon;

(2) electing directors for the ensuing year;

(3) appointing Deloitte & Touche auditors;

(4) transacting such other business as may properly be brought before the meeting.

Enclosed is a copy of the 2001 Annual Report, together with a Proxy Circular and a form of Proxy. It is hoped that as many shareholders as possible will be able to attend this meeting in person. Those who are unable to attend are requested to date, sign and return the enclosed form of Proxy to the office of Computershare Trust Company of Canada, Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, not later than 4:00 p.m. on May 20, 2002.

DATED at Edmonton, Alberta, this 31st day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)Edward A. Taylor
Vice President Finance & Administration,
Chief Financial Officer & Corporate Secretary

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BIOMIRA INC.
2011 - 94 Street
Edmonton, Alberta T6N 1H1

PROXY CIRCULAR

Solicitation of Proxies

THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF BIOMIRA INC. ("BIOMIRA" or the "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by Computershare Trust Company of Canada and by regular employees of the Corporation at a cost estimated to be $1.50 plus postage per shareholder. The cost of solicitation by management will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM/HER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue, S.W., Calgary, Alberta T2P 3S8, not less than 48 hours prior to the time fixed for holding the Meeting.

A proxy given pursuant to this solicitation may be revoked pursuant to Section 148(4) of the Canada Business Corporations Act (the "Act"). A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing, and deposited either at the office of the Corporation being 2011 - 94 Street, Edmonton, Alberta T6N 1H1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions of the shareholder as indicated on the form of proxy. **If a shareholder does not specify how the shares held by such shareholder are to be voted, such shares will be voted in favour of the election of directors and the re-appointment of the auditors nominated by management.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting of Common Shares – Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders do not hold Common shares in their own name. Shareholders who do not hold their Common shares in their own name (referred to in this proxy circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common shares can be recognized and acted upon at the Meeting. If Common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC") in Canada and ADP Investor Communication Services ("ADP") in the United States. IICC and ADP typically apply a special sticker to the proxy forms, mail those forms to the Beneficial Shareholders and ask Beneficial Shareholders to return the proxy forms to IICC for Canada and ADP for the United States. IICC and ADP then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC or ADP sticker on it cannot use that proxy to vote shares directly at the Meeting, rather the proxy must be returned to IICC or ADP well in advance of the Meeting in order to have the shares voted.**

Voting Shares and Principal Holders Thereof

As at March 31, 2002, there were outstanding 52,567,891 Common shares in the share capital of the Corporation. Each holder of Common shares is entitled to one vote at the Meeting or any adjournment thereof, for each share registered in the holder's name as at the close of business on April 17, 2002 (the "Record Date"). The list of shareholders is available for inspection during usual business hours at the office of Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue, S.W., Calgary, Alberta and at the Meeting.

As at March 31, 2002, to the knowledge of the directors and senior officers of the Corporation, there were no persons or companies who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

If a shareholder wishes to submit to the Corporation notice of any matter that he/she proposes to raise at next year's annual meeting of shareholders, such shareholder must do so by Friday, February 21, 2003.

ELECTION OF DIRECTORS

Eight individuals are being proposed as directors. Each director will hold office until the next annual meeting or until his/her successor is duly elected unless his/her office is earlier vacated in accordance with the bylaws.

The following table and notes thereto set out the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation now held by him/her, if any, his/her principal occupation or employment, the period or periods of service as a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, by him/her or over which he/she exercises control or direction as of the date hereof:

Name and Position or Office With Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, or Controlled, as at March 31, 2002
Eric E. Baker (1) Chairman and Director	President, Miralta Capital II Inc. (a venture capital company)	August 1985	725,183
S. Robert Blair, C.C. (1) Director	Executive Chair CST Coldswitch Technologies Inc. (a photonics company)	February 1992	40,000
Sheila Moriber Katz, MD, MBA (2) (3) Director	Professor of Pathology and Laboratory Medicine Hahnemann University	June 1997	20,000
T. Alexander McPherson, MD, PhD (1) President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation Professor Emeritus, University of Alberta	March 1987	7,750
W. Vickery Stoughton (2) (3) Director	Chairman and Chief Executive Officer, Careside Inc. (a research & development, medical devices company)	June 1997	19,000
Michael C. Welsh, QC (2) (3) Director	President, Almasa Capital Inc. (a venture capital company)	March 1987	3,700
Nancy J. Wysenski, BSc, MBA(4) Director	President, EMD Pharmaceuticals Inc. (a pharmaceutical research & development company) Senior Vice President, Operations, NetGenics, Inc. (a pharmaceutical informatics company) Vice President, Field Sales, Astra Merck (a pharmaceutical research & development company)	March 2002	nil
John L. Zabriskie, PhD Director	Director and Portfolio Company Chief Executive Officer, Puretech Ventures Chairman, President and Chief Executive Officer, Retired, NEN™ Life Science Products, Inc.	October 1998	20,000

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Notes:

(1) Member of the Executive Compensation Committee
(2) Member of the Audit Committee
(3) Member of Corporate Governance Committee
(4) Pursuant to the Global Development and US Co-Promotion Agreement with Merck KGaA dated May 3, 2001.

The information as to Common shares beneficially owned or over which the directors exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective directors individually.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE AT THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS/HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Composition of the Executive Compensation Committee

The Corporation's compensation program for all executive officers is administered by the Executive Compensation Committee of the Board of Directors which is composed of two non-employee directors (Eric Baker and Robert Blair) and the President and Chief Executive Officer. The non-employee members of the Executive Compensation Committee determine the President and Chief Executive Officer's variable compensation. With respect to compensation for executive officers other than the President and Chief Executive Officer, the Committee reviews a compensation proposal prepared by the President with the assistance of the Corporation's Human Resources staff.

Report of the Executive Compensation Committee

Objectives

The primary objectives of the Corporation's executive compensation program are to enable the Corporation to attract, motivate and retain outstanding individuals and to align their success with that of the Corporation's shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance. Factors also to be considered are the compensation levels of similarly situated positions in the biopharmaceutical industry and other labour markets in which the Corporation competes for employees. The Director of Human Resources compares remuneration for executives of the Corporation to the remuneration for similar executives in the relevant labour markets. In the case of newly hired employees, the individual's performance and compensation level in his or her prior position will also be a determining factor.

Executive Compensation Program

The Corporation's executive compensation program consists of the following elements: (a) a base salary; (b) annual incentive compensation; (c) a long-term executive retention and incentive program; and (d) other compensation, which includes medical, insurance and pension benefits generally available to employees of the Corporation.

(a) Base Salary

Overall compensation targets for the Corporation's executive officers are generally determined from a review of senior managers with comparable qualifications, experience and responsibilities at other companies of comparable size in the biopharmaceutical industry and other markets in which the Corporation competes for employees. Salary data for such determination is obtained from a number of sources, including established outside independent services specializing in compensation surveys. The base salary component of the overall compensation also varies by executive based upon the appropriateness of an annual incentive component.

(b) Annual Incentive Compensation

The Committee has sought to provide annual incentive compensation for executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives.

(c) Long-Term Incentive Compensation

The principal method for introducing long-term incentives into the compensation plan is through the granting of stock options. These grants are designed to promote the convergence of long-term interests between the Corporation's senior level employees and its shareholders; specifically, the value of the options granted increases or decreases with the value of the Corporation's Common shares. In this manner, the long-term rewards for the more senior employees correspond with increases in shareholder value. The size of a particular option grant is based on the individual's position with, and contribution to, the Corporation. The vesting period for these grants is typically four years. The Corporation's Share Option Plan is described under "Share Option Plan".

(d) Other Compensation

The value of other benefits to executive officers did not exceed 10% of any executive officer's salary for the 2001 financial year except as described in the Summary Compensation Table.

Compensation of President and Chief Executive Officer

The total compensation for Dr. McPherson in 2001 consisted of a base salary of $275,000 per annum. In addition, a bonus of $140,250 was paid in light of Dr. McPherson's achievement of pre-established performance goals for 2001.

The stage of the Corporation's development is such that parameters like earnings per share and return on assets are inappropriate compensation measurements.

Performance Graph

The following graph shows the cumulative return over five years of $100 invested in Common shares of the Corporation at December 31, 1996, compared to the cumulative return of $100 invested in the TSE 300 Total Return Index Values ("TSE 300 Index") and the NASDAQ Stock Market Pharmaceutical Sector Total Return Index ("NASDAQ Pharmaceutical Index") over the same period. The NASDAQ Pharmaceutical Index figures are reported in U.S. dollars.



PERFORMANCE GRAPH
Dollars
350.00
300.00
250.00
200.00
150.00
100.00
50.00
1996
1997
1998
1999
2000
2001
Fiscal Year Ending December 31
Biomira Inc.
TSE 300 Index
NASDAQ Pharmaceutical Index

	1996	1997	1998	1999	2000	2001
Biomira Inc.	$ 100	$ 47	73	$ 86	$ 124	$ 100
TSE 300 Index	$ 100	$ 115	$ 113	$ 149	$ 160	$ 140
NASDAQ Pharmaceutical Index	US$ 100	US$ 103	US$ 131	US$ 247	US$ 308	US$ 263

Directors' Remuneration from the Corporation for the Year Ended December 31, 2001

During 2001, there were eight directors of the Corporation. The chairman (Baker) was entitled to receive a chairman/director fee of $50,000 per annum. Two directors (Blair, Welsh) were entitled to receive directors' fees of $10,000 per annum. Three directors (Katz, Stoughton, Zabriskie) were entitled to receive directors' fees of $10,000 U.S. per annum plus a per diem ranging from $500 U.S. (conference call meetings) to $1,000 U.S. (in-person meetings) for each Board meeting attended. In addition, directors who chair the Board's committees are entitled to an additional fee of $2,000 per annum. Inside directors, McPherson and Longenecker were not entitled to receive remuneration. Six directors (Baker, Blair, Katz, Stoughton, Welsh, Zabriskie) received a total of $119,605 in 2001 for remuneration as directors. Under the Corporation's Share Option Plan, stock options may be granted as partial compensation for services as directors. The options vest over two years and expire after four years. During 2001, there were no option grants to any outside directors. Directors were also entitled to receive reimbursement for their reasonable out-of-pocket disbursements incurred on the business of the Corporation.

Executive Officers' Remuneration from the Corporation and Subsidiaries for the Year Ended December 31, 2001

During 2001 there were eight executive officers of the Corporation and its subsidiaries. Total salaries and bonuses paid to all the executive officers were $2,476,501 for the year ended December 31, 2001.

The following table summarizes the aggregate compensation paid by the Corporation or subsidiaries in respect of the Corporation's last three completed financial years to the Chief Executive Officer and to the next four most highly paid executive officers (the "Named Executive Officers") whose total salaries and bonuses received in respect of the Corporation's 2001 financial year were greater than $100,000.

Summary Compensation Table

Name and Principal Position	Annual Compensation				Long-Term Compensation	Other
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted [4]	All Other Compensation ($) [5]
T. ALEXANDER McPHERSON	2001	275,000	140,250	-	60,000	3,801
Chief Executive Officer	2000	274,817	94,403	-	60,000	3,599
President and Director	1999	274,817	70,460	-	300,000	3,282
MARK YOUNG [1]	2001	318,520	30,000	-	-	
Chief Operating Officer	2000	297,080	5,500	-	30,000	-
	1999	269,500	15,000	-	150,000	-
GRANT D. MacLEAN [2]	2001	92,904	-	251,500 [6]	-	3,225
Vice President	2000	205,000	5,500	-	30,000	8,242
	1999	205,000	10,000	-	100,000	6,510
ROBERT D. AUBREY	2001	153,365	188,994	-	30,000	8,587
Vice President	2000	145,385	5,500	-	30,000	5,178
	1999	136,470	10,000	-	80,000	4,914
THOMAS J. FACKLAM [3]	2001	205,000	81,125	-	30,000	8,974
Vice President	2000	205,000	55,500	-	30,000	5,388
	1999	137,167	61,250	-	100,000	1,269

Notes:

(1) Mark Young commenced employment with Biomira USA Inc. (a subsidiary of the Corporation) in February 1999 and left that company's employ December 2001.
(2) Grant MacLean left the Corporation's employ May 2001.
(3) *Tom Facklam commenced employment with Biomira in* May 1999.
(4) This column represents the number of securities under option granted in each year for the Named Executive Officer.
(5) "All Other Compensation" includes payments made for health, life insurance premiums, and payments to RRSP / 401(K) contributions.
(6) Payments made pursuant to an Executive Severance Agreement.

The Corporation furnishes other benefits to certain of its officers and other employees. The aggregate value of such benefits to each of the Named Executive Officers indicated in the table above did not exceed the lesser of $50,000 or 10% of the total salaries and bonuses noted above for the financial year ended December 31, 2001, except as disclosed in the Summary Compensation Table.

In 2001, the Corporation had no pension or other plans applicable to its Named Executive Officers beyond the Group RRSP Plan and group insurance and medical plan generally available to employees of the Corporation.

Summary of Share Option Plan

The Corporation has established a Share Option Plan which enables it to grant share options to employees, directors, and individuals in special contract relationships. The number of Common shares reserved for issuance pursuant to the Share Option Plan is currently at a maximum of 6,400,000 Common shares. Of this amount a total of 3,960,883 options to acquire Common shares are at March 31, 2002 outstanding under this plan. The terms, conditions and limitations of options granted under the Share Option Plan are determined by the Board of Directors of the Corporation with respect to each option, within certain limitations. The exercise price per share shall be determined by the Board of Directors but shall not be less than the closing price of the Common shares on the Toronto Stock Exchange on the day prior to the day on which the option is granted. The term of each option is fixed by the Board of Directors of the Corporation when the option is granted, but may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee is entitled to purchase, on a cumulative basis, 25% of the optioned shares in each of the next four years. However, in certain circumstances, options are granted entitling an optionee to purchase 100% of the shares earlier than the general pattern. In the event that the Corporation's relationship with an optionee terminates, the provisions of the Share Option Plan specify the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with the Corporation. The ability of an optionee to exercise an option under the Share Option Plan may be accelerated in the event of a change of control of the Corporation. The exercise price per share is payable in full on the date of exercise. Options granted under the Share Option Plan are not assignable. During the period January 1 to December 31, 2001, options to purchase 601,875 Common shares were granted under the Share Option Plan at exercise prices between $6.10 and $11.95 per share.

Summary of Executive Severance Agreements

The Corporation has entered into severance agreements with senior executives of the Corporation who have been with the Corporation for more than two years. The severance agreement establishes the terms and conditions that will apply in the event of the termination of the employment of the individual concerned, which terms and conditions vary depending on the circumstances giving rise to the termination. Generally, the agreements provide for eighteen months of compensation in lieu of notice to be paid over an eighteen month timeframe, except in the case of the President, where twenty-four months compensation in lieu of notice would be paid over a twenty-four month timeframe. The vesting and exercise privileges under the Share Option Plan, upon termination of employment, are also enhanced for such individuals by virtue of the severance agreements. The agreements are based on an understanding that the senior officers covered by the agreement will not become engaged or employed by a competitor of the Corporation for a period of two years from the date of termination.

Share Option Grants During 2001

The following table sets forth the particulars of individual grants of options to purchase Common shares of the Corporation made to each of the Named Executive Officers who were granted options during the financial year ended December 31, 2001.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name	Securities Under Options Granted [1]	% of Total Options Granted to Employees in 2001	Exercise of Base Price ($ / Security) [2]	Market Value of Securities Underlying Options on Date of Grant ($ / Security)	Expiration Date
T. ALEXANDER McPHERSON	60,000	10.0%	6.27	6.27	03-Dec-09
MARK YOUNG	-	-	-	-	-
GRANT D. MacLEAN	-	-	-	-	-
ROBERT D. AUBREY	30,000	5.0%	6.27	6.27	03-Dec-09
THOMAS J. FACKLAM	30,000	5.0%	6.27	6.27	03-Dec-09

Notes:

(1) The options were granted under the Corporation's Share Option Plan.

(2) The exercise price of all options issued is equal to the closing price of the Common shares of the Corporation on the Toronto Stock Exchange on the day prior to the day on which the option was granted.

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Share Options

The Named Executive Officers exercised a total of 162,500 options to acquire Common shares during the fiscal year of the Corporation ended December 31, 2001. The following table sets forth the aggregate of individual share option exercises.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES						
Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Number of Unexercised Options at December 31, 2001		Value of Unexercised Options In-the-Money Options at December 31, 2001 [1]	
			Exercisable (#)	*Unexercisable (#)*	*Exercisable ($)*	*Unexercisable ($)*
T. ALEXANDER McPHERSON	-	-	625,000	205,000	1,407,500	292,800
MARK YOUNG	25,000	175,166	95,000	-	172,500	-
GRANT D. MacLEAN	107,500	989,202	95,000	-	44,375	-
ROBERT D. AUBREY	-	-	217,500	52,500	476,000	11,400
THOMAS J. FACKLAM	10,000	59,500	72,500	77,500	118,000	21,400

Notes:

(1) The Corporation's closing share price on the Toronto Stock Exchange at December 31, 2001 was $6.65.

Interests of Directors and Senior Officers in Matters to be Acted Upon

None of the Corporation's directors or senior officers, or any associate or controlled corporation of any such person, has any direct or indirect material interest in any of the matters to be acted upon at the meeting other than the election of directors or the appointment of auditors.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP, Edmonton, as auditors of the Corporation. Deloitte & Touche LLP were first appointed auditors of the Corporation on February 26, 1986.

DIRECTORS' AND OFFICERS' INSURANCE

Under the Corporation's by-laws, the Corporation indemnifies its officers and directors to the extent permitted by the Canada Business Corporations Act. The Corporation has purchased insurance permitted under subsection 124(6) of that Act for the benefit of its directors and officers in respect of certain liabilities, which may be incurred by them in such capacities.

The above mentioned insurance provides a coverage of $10,000,000 per loss and $10,000,000 in the aggregate for claims within Canada, subject to a deductible of $25,000 per corporate loss. Additional coverage of $5,000,000 per loss and $5,000,000 in the aggregate is provided for claims outside of Canada, subject to a deductible of $100,000 per corporate loss. The annual premium for the policy is $78,600 and has been paid by the Corporation.

CORPORATE GOVERNANCE PRACTICES

The mandate of the Board is to manage the business affairs of the Corporation and to act with a view to the best interest of the Corporation for the collective benefit of all the shareholders. The Board of Directors of the Corporation believes that it is important to have a committed, cohesive and effective board with a focus on best practices in Corporate Governance and, to this end, established the Corporate Governance Committee. The Board's major responsibilities are identified and expanded upon in the following table and include strategic planning, monitoring and management of the Corporation's principal business risks, succession planning, and information systems and internal controls.

There were four in-person meetings and seven conference calls of the Board in 2001. The Board formally meets on a quarterly basis, with conference calls held if and when necessary. At all Board meetings, directors are provided with an overview of the current status of the financial, clinical trials and research initiatives of the Corporation and are provided with an opportunity to meet with senior management. The Board also has the ability and opportunity to meet independently of management. The Board has had two meetings in 2002, with approximately six additional meetings planned for the remainder of the year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (TSE) requires complete disclosure (Section 475 of the TSE Company Manual) of Corporate Governance practices of listed Canadian corporations. The Corporation follows the Disclosure Requirement as set out in Section 473, and the Guidelines for effective Corporate Governance, as set out in Sections 474, of the TSE Company Manual, and is in compliance with the recommendations under each section (see below). The Corporation is also in compliance with The Nasdaq Stock Market listing requirements for Corporate Governance.

TSE Corporate Governance Guidelines (Sec. 474)	Biomira's Compliance Record
1. The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	The Board established the Corporate Governance Committee and approved a Corporate Governance Mandate in October 1995.
(a) *adoption of strategic planning process*	At least one Board meeting a year is specifically set aside for a substantial strategy planning session in which the Board reviews and discusses strategies developed by management. The Corporation's general strategies and the implementation thereof are discussed regularly at meetings of the Board. If there are changes to the strategic initiatives of the Corporation, the Board is informed of these changes as they develop.
(b) *the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks*	The Board, in its deliberations, considers the principal risks of the Corporation's business and receives reports of the Corporation's assessment and management of those risks. Management is developing a "Quick Response Plan" for adoption in 2002 to ensure that management and, if necessary, the Board can respond quickly and appropriately in any situation requiring decision or action. The Audit Committee reviews and monitors insurance coverage and financial risk management activities. In 2001, the Audit Committee spent a full day with the Corporation's auditors and Biomira personnel reviewing and monitoring these risk management activities.
(c) *succession planning, including appointing, training and monitoring senior management*	The Board and certain of its committees periodically review the Corporation's organizational plan and structure and, in particular, review succession plans at the senior executive level.
(d) *a communications policy for the corporation*	Management, supported by the Board, has put structures in place to ensure effective communication between the Corporation, its stakeholders and the public. The Corporation has a dedicated Investor Relations Department, reporting to the President, to respond to individual inquiries and receive feedback from stakeholders and to make ongoing disclosure. Shareholders may contact the Corporation through a direct e-mail link on the web site, through the IR e-mail address or direct e-mail addresses to IR personnel, or through a toll free telephone number to Investor Relations. Information, which is publicly disclosed, is released through newswire services, the general media, the Corporation's web site address, the Internet, fax distribution and mailings to shareholders and interested stakeholders, as appropriate. Material documents such as the annual report, MD&A, proxy circular, annual information form and quarterly financial statements are reviewed and, where required, approved by the Board or one of its Committees, prior to disclosure. Management has established a Corporate Disclosure Committee responsible for developing, implementing and monitoring the disclosure process at Biomira. Biomira's Corporate Disclosure Policy has been updated to ensure compliance with the SEC Regulation Fair Disclosure requirements introduced in October, 2000 and is reviewed on an annual basis.

(e) *the integrity of the corporation's internal control and management information systems*	The Board ensures the integrity of internal control and management information systems through delegation of this responsibility to the Audit Committee, which ensures compliance with Generally Accepted Accounting Principles. The Audit Committee reviews the methods of controlling corporate assets and information systems and oversees the financial reporting process in accordance with accounting principles. The Corporation has written guidelines for confidentiality, security, responsible usage and etiquette on networks and computer systems in use at the Corporation. The Audit Committee spent a full day with the Corporation's Information Systems Personnel in 2001 and satisfied itself with respect to the security processes and procedures in place in the Corporation.
2. Majority of directors should be (unrelated) independent from management and free from conflicting interests.	The Board in 2001 was composed of eight members; six were unrelated and two were related. Of the two related directors, one inside director, T. Alexander McPherson, MD., Ph.D., is the President and CEO of the Corporation and the other inside director was B. Michael Longenecker, PhD., Senior Vice President - Research and Development and Chief Scientific Officer of the Corporation. Dr. Longenecker resigned as a Director on September 7, 2001. On March 26, 2002, a related director, Nancy J. Wysenski, BSc., MBA, President of EMD Pharmaceuticals, Inc., the U.S affiliate of Merck KGaA (with whom Biomira has a collaboration for its two lead product candidates THERATOPE® vaccine and BLP25 vaccine), was appointed as a Director pursuant to the terms of such collaboration.
3. Disclose for each director whether he or she is related, (a member of management) and how the conclusion was reached.	The Board has reviewed the status of each of the proposed directors and determined if they are related or unrelated, as described in the TSE Report. As a result of this review, the Board determined that the only two related directors for 2002 are T. Alexander McPherson and Nancy Wysenski.
4. Appoint a committee responsible for proposing and assessing directors.	The Corporate Governance Committee, (comprised solely of unrelated directors), has the responsibility for recommending new members for election to the Board and to ensure the appropriate mix of related and unrelated members.
5. Implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	The Corporate Governance Committee has the responsibility for assessing the Board's effectiveness as a whole, as well as the effectiveness of the individual members of the Board and the Board's committees. A formal process for assessing Board effectiveness was approved by the Board in 2001. Evaluation forms were distributed to the Board and results are being evaluated and will be tabled with the Board in mid-2002. If necessary, the evaluation process will be updated to reflect the guidance expected in 2002 from the TSE in response to the Final Report of the Joint Committee on Corporate Governance (Nov. 2001) *Beyond Compliance: Building a Governance Culture*.
6. Provide orientation and education programs for new directors.	The Corporation provides orientation briefing packages and presentations, as required, for new directors. In addition, Board members may attend industry conferences, if requested, at the expense of the Corporation.
7. Consider appropriateness of the number of Board members to ensure maximum effectiveness. If necessary, reduce the number of directors to facilitate more effective decision-making.	The Board, as presently constituted, brings together a mix of skills, background and attitudes that the Board considers appropriate for the stewardship of the Corporation.
8. Review compensation of directors in light of risks and responsibilities.	The Board, through its Executive Compensation Committee, periodically reviews the adequacy and form of compensation of directors.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	The Corporation currently has three standing committees. The Audit Committee and Corporate Governance Committee are comprised solely of unrelated directors. T. Alexander McPherson is a related member on the Executive Compensation Committee.
10. Appoint a Committee responsible for determining the corporation's approach to Corporate Governance.	The Board, as a whole, regularly considers Corporate Governance issues, in addition to the Corporate Governance Committee (comprised solely of unrelated directors) which oversees Corporate Governance. The Committee's mandate is to continually develop and update responsible Corporate Governance practices to ensure that the Board and the Corporation comply with all regulatory recommendations and requirements for the responsible stewardship of the Corporation. The members of the Corporate Governance Committee have been active throughout 2001, and plan to continue this activity throughout 2002, to enhance shareholder value through diligent and proactive oversight and compliance with corporate governance requirements and continuous board responsibilities.
11. Define the mandate for the Board, and the CEO. The Board should approve or develop corporate objectives, which the CEO is responsible for achieving.	Mandates and objectives are outlined below:

a) *the Board of Directors position description (Sec. 474)*	The Board manages the business of the Corporation for the collective benefit of the shareholders. The Board strives to meet or exceed the duties and responsibilities outlined in Section 474 of the TSE Company Manual. These include strategic planning, monitoring and management of the Corporation's principal business risks, succession planning, and information systems and internal controls. Any responsibility, which is not delegated to senior management or a Board committee, remains with the full Board. In addition to those matters, which must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above predetermined thresholds.
b) *the CEO's position description*	The scope and extent of the CEO's mandate has evolved through interaction with the Board and ongoing consultative processes with the Board. The CEO's objectives are discussed annually with the Executive Compensation Committee. These objectives include the general mandate to manage the Corporation including its physical, financial and human resources, and to maximize shareholder value. In addition, specific goals are set which are in line with the corporate goals established by management and approved by the Board.
c) *corporate objectives for which the CEO is responsible for meeting*	The Executive Compensation Committee reviews the CEO's general objectives on an annual basis and reviews the corporate goals for which the CEO has responsibility. The corporate objectives are then reviewed by the full Board. The variable pay component of the compensation for the Executive Committee and the CEO is dependent upon their meeting corporate objectives approved by the Board and the Executive Compensation Committee.
12. Establish structures and procedures to enable the Board to function independently of management.	Board independence is established through the non-executive Chairman and also through the Corporate Governance Committee, Executive Compensation Committee and the Audit Committee. In addition, the outside directors have the ability to meet independently.
13. Establish an Audit Committee with a specifically defined mandate with all members being unrelated directors.	The Audit Committee has a written mandate, approved by the Board, and is comprised of unrelated directors. The Audit Committee met five times in 2001 and has met twice in 2002. Three meetings are planned during the remainder of 2002. The mandate of the Audit Committee is: ∘ monitoring audit functions and the preparation of financial statements ∘ reviewing management's actions in relation to the preparation of financial statements and the maintenance of internal controls ∘ reviewing the Corporation's financial reporting in connection with the annual audit and the preparation of financial statements ∘ discussing with management the Corporation's policies and procedures for management of risks ∘ reviewing audit plans of the external auditors ∘ meeting with external auditors independently of management
14. Implement a system to enable individual directors to engage outside advisors, at the expense of the corporation.	The Corporate Governance Committee considers and, if deemed appropriate, recommends to the Board for approval, the requests of individual directors to engage outside advisors at the expense of the Corporation.

"Unrelated Director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

"Related Director" is a director who is not an unrelated director described above.

"Outside Director" a director who is non-management; one who is also unaffiliated with a significant ownership interest in the Corporation.

AVAILABILITY OF DOCUMENTS

The Corporation is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file an annual information form along with certain other documentation. Copies of the following documents may be obtained on request from the Secretary of the Corporation: (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year together with the report of the auditors and any interim financial statements of the Corporation subsequent to the annual financial statements, and (iii) the proxy circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors.

GENERAL

The accompanying form of proxy, when properly signed, confers discretionary authority with respect to matters identified in the accompanying Notice of Annual General Meeting. The management of the Corporation is not aware of any amendments, variations or other matters to be presented for action at the meeting except as hereinbefore disclosed. All shares represented by proxies will be voted.

All currency references herein are to Canadian dollars except where otherwise indicated.

DIRECTORS' APPROVAL

The contents and the sending of the Proxy Circular on behalf of management have been approved by the directors of the Corporation as of March 31, 2002. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Edmonton, Alberta, Canada
March 31, 2002

(signed)T. Alexander McPherson, MD, PhD,
President & Chief Executive Officer

(signed)Edward A. Taylor, Vice President Finance & Administration,
Chief Financial Officer & Corporate Secretary

p.22

BIOMIRA INC.

2011 – 94 Street

Edmonton, Alberta T6N 1H1

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 22, 2002 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

The undersigned, a shareholder of Biomira Inc. (the "Corporation"), or his attorney authorized in writing, hereby constitutes, nominates and appoints Eric E. Baker or, failing him, T. Alexander McPherson or, instead of either of the foregoing ______________________*, the true and lawful attorney, proxy, agent and nominee of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned all of the shares of no par value in the capital of the Corporation which the undersigned would be entitled to vote at the Annual General Meeting of Shareholders of the Corporation to be held at The Exchange Tower, TSE Conference Centre and Stock Market Place, 130 King Street West, Toronto, Ontario, on Wednesday, the 22nd day of May, 2002 at the hour of 4:00 p.m. (Toronto time), and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof, and, without limiting the general authorization and power hereby given, the person above named is specifically directed to vote for or against, or refrain from voting as indicated below:

1. To elect as directors for the ensuing year, the nominees provided for in the Corporation's Management Proxy Circular accompanying this Proxy.

   To Vote For ________ or Withhold From Voting On ________

2. To appoint Deloitte & Touche, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation for the ensuing year.

   To Vote For ________ or Withhold From Voting On ________

Any Proxy previously given with respect to the undersigned shares is hereby revoked and this Proxy may be revoked at any time prior to the exercise thereof.

This Proxy confers discretionary authority upon the Proxy to vote at the discretion of the said Proxy upon any amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof.

THE SAID PROXY WILL VOTE THE SHARES REPRESENTED BY THIS INSTRUMENT AS DIRECTED ABOVE, AND, IF NO DIRECTION IS GIVEN, SAID PROXY SHALL VOTE IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.

DATED THIS ________ DAY OF __________________, 2002

____

(Please print name here) Signature of Shareholder or his attorney authorized in writing

*** A shareholder has the right to appoint a person, other than Eric E. Baker or T. Alexander McPherson, to attend and act for him and on his behalf at the Meeting. To exercise this right, insert the name of the person you wish to appoint in the space provided above and strike out the other names. Such person need not be a shareholder.**

NOTE: THIS PROXY MUST BE DATED and signed by the shareholder or his attorney authorized in writing. Joint owners should each sign the instrument of Proxy and, if a shareholder is a corporation, the instrument of Proxy should be under its corporate seal or executed by an officer or attorney thereof duly authorized in writing and a copy of such authorization must accompany the Proxy. If this Proxy is not dated, it is deemed to bear the date on which it was mailed by the Corporation.

PLEASE RETURN THIS FORM, DATED AND SIGNED, IMMEDIATELY IN THE ENVELOPE PROVIDED. A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS COMPLETED AND DELIVERED TO COMPUTERSHARE TRUST COMPANY OF CANADA, Suite 600, 530 – 8th Avenue S.W., CALGARY, ALBERTA, T2P 3S8 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS), BEFORE THE MEETING AT WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

p.24

BIOMIRA

Annual Report 200


THERATOPE®
Law to Investigational
XXXXX
BLP25 Liposome Vaccine
For Subcutaneous
Investigator's Brochure
New Drug-Limited
Investigational Use
Store at 2° to 8°C
08092

p.25

BIOMIRA

The Cancer Vaccine People™

Biomira will build a profitable company based on the discovery, development and distribution of vaccines and complementary immunotherapeutic products for the treatment of cancer.

p.26

Table of Contents



2001 Timeline

February 2001	Biomira surpasses the 900 patient mark in its THERATOPE® vaccine Phase III trial and announces the trial will remain open through March to achieve the number of evaluable patients required for statistical analysis. Biomira presents at the Biotechnology Industry Organization's third annual CEO & Investor Conference in New York.
March	Biomira presents its experiences in developing new immunotherapy treatments against cancer at the 3rd Annual Walker's Cay Colloquium and announces that enrolment of 950 patients is complete in its THERATOPE® vaccine Phase III trial. Enrolment officially closes in THERATOPE® vaccine Phase III clinical trial.
May	Biomira and Merck KGaA of Darmstadt, Germany, sign global development and U.S. co-promotion agreement for THERATOPE® vaccine and BLP25 vaccine, representing one of the largest cancer vaccine collaborations. An independent Data Safety Monitoring Board (DSMB), after its third review of safety data, which included the first 800 patients enrolled in the trial, recommends continuing the THERATOPE® vaccine Phase III breast cancer study without modification.
June	Biomira presents at the Biotechnology Industry Organization's Annual Biotechnology Investor and Partnering Forum in San Diego, CA.
September	Biomira's THERATOPE® vaccine highlighted in the journal *Expert Opinion on Biological Therapy*. Results from a Phase I BLP25 vaccine trial are published in the peer-reviewed journal *Clinical Lung Cancer.*
October	Biomira arranges a U.S. $15 million private placement financing. Biomira initiates a Phase II pilot study evaluating BLP25 vaccine in 20 prostate cancer patients. Biomira and Merck KGaA announce plans to conduct a single interim analysis of data from their Phase III trial for THERATOPE® vaccine in the second half of 2002.
December	The DSMB, after its fourth review of the safety data, recommends continuing the THERATOPE® vaccine Phase III breast cancer study without modification. This review included safety data from all the patients enrolled in the trial.
January 2002	After a review of the safety data and trial assumptions, the DSMB recommends continuing Biomira's BLP25 vaccine Phase IIb study in non-small cell lung cancer patients. This review was carried out after 50 patients were enrolled into the study.
February	THERATOPE® vaccine Phase II pilot study commences in metastatic colorectal cancer patients.

Dear Shareholders:



Alex McPherson, M.D., Ph.D.
President and Chief Executive Officer

I am pleased to report that our goal of commercializing new immunotherapeutic products that have the potential to revolutionize cancer therapy is closer than ever. Biomira has made significant progress in 2001. We successfully entered into a two-product global development and U.S. co-promotion agreement, and advanced our late-stage cancer therapies. These accomplishments among others, helped define a path toward our vision of becoming a fully integrated biopharmaceutical company.

Our search for a pharmaceutical collaborator that shared our global vision–to develop and market truly innovative products for cancer treatment–was finally met. On May 3, 2001, an alliance was signed with Germany-based Merck KGaA to co-develop and market both of Biomira's advanced products, THERATOPE® and BLP25 vaccines. Merck KGaA's commitment to the field of oncology, coupled with our focus on the development of synthetic vaccines and novel strategies for cancer immunotherapy, will help deliver these innovative products to the marketplace.

Biomira has reached major clinical milestones in 2001. Our late–stage product, THERATOPE® vaccine, is being investigated for the treatment of metastatic breast cancer. We have completed the enrolment of 1,030 breast cancer patients in the Phase III trial and are on track for an interim analysis by the end of 2002, with the final analysis planned for 2003. We also are encouraged by the progress made in our BLP25 program for metastatic lung cancer, which has advanced to Phase IIb. Our team is strong and committed, as we get closer to realizing our vision of an effective, safe and gentler approach to treating cancer.

Financially, Biomira was successful in arranging a U.S. $15 million private financing. The proceeds will facilitate further research and development activities, and clinical trials within our strong product pipeline. This additional financing, combined with the value of the Merck KGaA agreement, will help position Biomira and our investors for success.

Collaboration with Merck KGaA Positions Biomira for Financial and Commercial Strength

Biomira's strategic alliance with Merck KGaA of Darmstadt, Germany, combines the two companies' mutual commitment to oncology. This landmark collaboration was the result of an intensive search for a corporate collaborator able to maximize the commercial potential of our promising product candidates.

The collaboration is valued at more than U.S. $150 million in license, milestone payments and equity investments to Biomira, making it one of the largest cancer vaccine collaborations to date. More importantly, Biomira will continue to play an active role in the development of THERATOPE® vaccine and BLP25 vaccine. The Company is also entitled to receive royalties based upon sales worldwide, in addition to revenue from direct product sales in the United States and Canada.

We believe this corporate alliance is advantageous for our shareholders in several ways: it offers additional financial support to complete current studies and initiate additional trials in new indications; provides Biomira with expertise in seeking regulatory approvals worldwide and marketing capability; expands significantly our sales and marketing reach upon commercialization; and finally, creates opportunities for synergistic collaborations going forward. Our teams have worked extremely well together since signing the agreement last year, and we will continue to strengthen our relationship.

THERATOPE® Vaccine Moves Closer to Commercialization

In March 2001, Biomira officially closed enrolment in the Company's multinational Phase III THERATOPE® vaccine trial for metastatic breast cancer. Enrolling 1,030 patients, it is the largest trial ever undertaken with an immunotherapeutic vaccine in breast cancer.

Biomira and Merck KGaA intend to conduct a single interim analysis of data from the Phase III trial in the second half of 2002. If necessary, it will be followed by a final analysis expected to occur by the end of 2003. Both companies believe that this updated timeline will help bring THERATOPE® vaccine through the regulatory process more efficiently and position it for a successful marketing launch. Importantly, the Food and Drug Administration (FDA) has designated THERATOPE® vaccine as a Fast Track drug development program, signaling its potential significance as a product that may meet an unmet medical need for a life-threatening disease.

p.28

A final review by an independent Data Safety Monitoring Board (DSMB) recommended that Biomira's THERATOPE® vaccine Phase III study should continue without modifications. A total of four separate safety reviews have been conducted on this trial–after the first 300, 600, 800 and 1,030 patients were enrolled and had completed 12 weeks of treatment. The DSMB confirmed the integrity of the trial conduct and reported that there were no safety concerns preventing the trial from continuing. This is encouragement that we have conducted a pivotal trial in breast cancer that is of high quality.

BLP25 Vaccine Advancements

Our investigational drug, BLP25 vaccine for metastatic non-small cell lung cancer, has continued to make important strides in the clinic. Biomira is currently testing BLP25 vaccine in a clinical trial of 166 patients with Stage IIIb and Stage IV non-small cell lung cancer in a controlled, randomized Phase IIb clinical study. These are patients who have late-stage disease. This randomized study, being conducted at 17 sites in Canada and the United Kingdom, is designed to measure the drug's safety profile and to determine whether an immune response against the vaccine will translate into clinical survival benefit.

The DSMB already has evaluated the first 50 patients enrolled in the Phase IIb non-small cell lung cancer trial and has confirmed that there were no safety concerns and that the trial should progress without modifications. This first DSMB review strengthens our confidence in our second therapeutic vaccine as it moves through the clinical process.

Biomira believes BLP25 vaccine also has potential in other types of cancer. The Company has initiated a 20-patient Phase II pilot study evaluating the efficacy and safety of the drug in patients with prostate cancer.

Company Restructures to Expand Indications with Late-Stage Products

In November 2001, Biomira restructured its programs to investigate additional cancer indications that its lead product candidates may treat. As a result, we suspended development of two earlier-stage programs including the autologous vaccine and Liposomal Interleukin-2 programs, and are seeking to out-license these products to capture the value we believe they represent.

This structure allows us to direct more of our resources toward the development and commercialization of THERATOPE® vaccine and expand the number of studies conducted to include several types of cancers. In addition, Biomira is exploring in-licensing late-stage products that would complement our oncology product line. While our programs have gone through some adjustments, our vision has not. Biomira, together with Merck KGaA, are focused on commercializing innovative cancer products worldwide.

Looking Ahead

We are proud of the considerable achievements that we made in 2001. Biomira has taken major steps towards its goal of becoming a forward integrated biotechnology research, development, sales and marketing organization. These major milestones could not have been accomplished without our talented management and scientific teams, our dedicated staff members and the continued support of our shareholders. We also express our gratitude to Merck KGaA and look forward to continued success with our two potential breakthrough therapies.

Very sincerely,

Alex McPherson, M.D., Ph.D.
President and Chief Executive Officer

p. 29

Collaboration Between Biomira and Merck KGaA

In 2001 Biomira was extremely pleased to announce that the Company entered into a corporate alliance with the pharmaceutical company, Merck KGaA of Darmstadt, Germany. Together, Merck KGaA and Biomira intend to develop both of Biomira's lead product candidates THERATOPE® and BLP25 vaccines for the treatment of breast and lung cancer and co-promote the products in the United States. This collaboration represents one of the largest cancer vaccine collaborations ever negotiated. Overall, the value of the deal is expected to surpass U.S. $150 million, plus sales revenue and royalties. Biomira views this landmark occasion as a great validation for its approach to developing innovative vaccine technologies. Biomira's alliance with Merck KGaA is founded on a shared belief that immunotherapeutics is one of the most promising fields of research today in cancer management, and it has the potential to fundamentally change the way the disease is treated.

Biomira believes it has succeeded in securing a very favourable deal due to the advanced development stage of its two lead products. Having strong product candidates and the financial resources to develop them is the key to being successful. In this challenging business climate, collaboration has become synonymous with efficiency. The Company's new strategy ensures that the future return on investment for its shareholders remains as promising as ever.

Under the terms of the collaboration, Biomira benefited from an up-front and equity investment of $33.5 million. The two companies are committed to sharing the external costs of continuing clinical development. While the companies jointly will market the two products in the United States, Biomira will retain marketing rights in Canada, subject to cost and revenue sharing. Merck KGaA has sole development and marketing rights in the rest of the world. In addition, Biomira will receive significant cash and equity investment in both products for the following milestones: Biologics License Application (BLA) submissions for first and second cancer indications, regulatory approvals for first and second indications, and sales benchmarks. Additionally, Biomira will be responsible for manufacturing the vaccines for worldwide use and will be entitled to an equal share of product sales revenue in the United States and Canada, as well as royalties on sales for all other territories.

Biomira has met its priorities in securing a collaborator with proven expertise in drug development, a commitment to oncology and demonstrated marketing capabilities. Founded in 1668 in Darmstadt, Germany, Merck KGaA aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Although Merck KGaA and Merck & Co. in the United States share a common history, the two have been separate entities since 1917. Over the past decade, Merck KGaA, which has more than 34,000 employees in 55 countries around the world, has positioned itself as a leader on the cutting edge of cancer research. The company has built a strategic oncology portfolio by licensing and developing products that are based on four technology platforms: vaccines, monoclonal antibodies, immuncytokines and angiogenesis inhibitors. Biomira believes Merck KGaA is fully committed for the long-term to the field of targeted oncology therapies.

Merck KGaA will rely on its U.S. affiliate to market Biomira's vaccine candidates, THERATOPE® and BLP25 vaccines. As part of the agreement, Merck KGaA and its affiliate will maintain their own sales force, which will take charge of developing a comprehensive build-out plan as the two products move toward the marketplace.

Biomira will benefit greatly from the accumulated expertise and experience associated with this entire collaboration, particularly as the Company moves closer to its vision of a marketing and sales organization in the United States and Canada. Biomira is focused on its goal of becoming a fully integrated biopharmaceutical company. The Company remains at the forefront of a new generation of cancer therapeutics. Biomira's association with Merck KGaA, which has over 330 years of business experience, only strengthens its position in the global marketplace. This collaboration is entirely in keeping with Biomira's goals. Today, Biomira is clearly prepared to face the exciting challenges of the 21st century.

B.30



Nancy J. Wysenski
President of EMD Pharmaceuticals, Inc.

Q&A with Nancy J. Wysenski

What does the investment in Biomira mean to Merck KGaA/EMD Pharmaceuticals?

Merck KGaA of Darmstadt, Germany and its U.S. affiliate, EMD Pharmaceuticals, Inc., are dedicated to building business relationships that assist us in pursuing our corporate goal to become a world leader in the development of targeted therapies for cancer. Therefore, it was quite reasonable that we would be interested in forming a collaboration with Biomira. Merck KGaA/EMD and Biomira have established a global development and U.S. co-promotion agreement for two exciting therapeutic cancer vaccines. These therapeutic cancer vaccines further complement our oncology development pipeline by providing additional opportunities for prolonging survival while at the same time making the lives of people with cancer more livable.

Why did you choose to invest in this immunotherapeutic approach to treating cancer?

Today, while people diagnosed with cancer have more treatment options available to support them, there remains a tremendous need for new and innovative therapeutic choices. Merck KGaA/EMD understand that prolongation of survival is a primary objective for people who receive treatment for cancer, but certainly not the only objective. We also acknowledge the significant impact that treatments have on patients' lives. Many traditional therapies bring with them side effects that often limit a patient's ability to lead a rich and fulfilling life.

Unlike conventional cancer treatments, targeted therapies are highly specific and, because they interact with fewer non-cancer cells, they are potentially better tolerated by people with cancer. Both THERATOPE® and BLP25 belong to a class of drugs that we refer to as therapeutic cancer vaccines. By stimulating the immune system against tumours, they are also considered to be targeted therapies. These therapeutic vaccines fit well within our portfolio of targeted products.

Can you describe Merck KGaA/EMD's commitment to oncology?

Our commitment to oncology stems from the desire to offer people suffering from cancer additional treatment options. In addition to assessing all potential treatments, we believe it is necessary to understand the larger context of the patients' personal support systems and the relationships they develop with healthcare providers. By developing products and services that support healthcare providers and people suffering from cancer, we hope to produce improved outcomes. *Conversations in Care™* is an example of one of these services. *Conversations in Care™* is a resource center dedicated to the improvement of healthcare through better physician/patient communications.

Cancer vaccines are one of four technology areas being researched at Merck KGaA/EMD—all focused on the growing market segment of targeted therapies. It is our expectation that future oncology treatment decisions will include the choice to use innovative, targeted therapies. Through the pursuit of these innovative therapies, as well as information and resources designed to support them, we are pursuing the opportunity to make a difference in the lives of people with cancer.

What are the particular strengths of Merck KGaA/EMD's operations?

The global clinical development and commercial operations of Merck KGaA/EMD are complementary to the capabilities of Biomira. Merck KGaA has already established itself as a world leader in the oral treatment of diabetes as evidenced by the international success of Glucophage®. Through Merck KGaA's establishment of EMD Pharmaceuticals, we are further strengthening our product development and commercial capability in the world's largest and most profitable market segment. A strong U.S. presence will complement current operations in Europe and the rest of the world, and further Merck KGaA's intention to be recognized as a top-tier ethical pharmaceutical company.



Our Products

THERATOPE® Vaccine

The simple fact of being female is one of the main risk factors for developing breast cancer, and the chances increase with age. Breast cancer is now the second leading cause of cancer death among women in North America and is the most frequently diagnosed cancer.

It is clear–the need for new treatments is greater than ever. Currently, oncologists have limited options to treat cancer, including surgery, radiation therapy and chemotherapy. While these primary methods assist in destroying cancerous cells, they are also non-specific and damage healthy cells as well. Moreover, cancer cells often develop resistance to these treatments, rendering current therapies ineffective.

Since the Company's inception in 1985, Biomira's scientists have researched, discovered and developed potential treatments that are cancer-specific and patient-friendly. The Company's product candidate line was developed on the basis of immunotherapy, an innovative approach based on the concept that tumours possess distinct markers that, under the right circumstances, may be triggered to induce an immune response against cancer cells. Immunotherapy targets only the cancer-associated markers found on the surface of cancer cells, reducing toxicity by leaving healthy cells alone. By producing synthetic mimics of the cancer-associated markers, or antigens, Biomira's researchers discovered a way to "trick" the body into recognizing the cancerous cells as abnormalities. To date, Biomira's cancer vaccines have demonstrated the capacity to manage cancer growth and increase the chance for long-term survival.

Biomira's lead product candidate, THERATOPE® vaccine, is based on this approach. The Company has completed enrolment of 1,030 women with metastatic breast cancer in its THERATOPE® vaccine Phase III study. The largest breast cancer study of its kind, this rigorously designed trial involves approximately 120 sites around the world.

The protocol for the trial called for 900 evaluable patients who have completed first-line chemotherapy for metastatic breast cancer, and have either no evidence of disease or have non-progressive disease.

Data is expected to be analyzed, in an interim analysis, for time to disease progression and for survival trends near the end of 2002. If a statistically significant benefit is observed in the trial endpoints, these data will be discussed with regulatory agencies. The U.S. Food and Drug Administration has designated THERATOPE® vaccine as a Fast Track drug development program, a program designed to facilitate the development and expedite the review of drugs for serious or life-threatening conditions that address unmet medical needs.

In its fourth review of the THERATOPE® vaccine Phase III trial, an independent Data Safety Monitoring Board (DSMB) confirmed the integrity of the trial conduct and reported that there were no safety concerns preventing the trial from continuing. The DSMB conducted a study after the first 300, 600, 800 and 1,030 patients were enrolled into the trial.

THERATOPE® vaccine had been tested in 400 patients, prior to initiating the Phase III study. Review of the data enabled the Company to embark on the Phase III trial.

THERATOPE® vaccine is a biological product incorporating a synthetic mimic of Sialyl Tn (STn), a naturally occurring antigen found on the surface of many cancer cells including breast, colon, ovarian and prostate. It is attached to a large carrier protein known as Keyhole Limpet Hemocyanin, a high molecular-weight protein and a potent immune system stimulant isolated from the hemolymph of a marine mollusk.

In addition to breast cancer, Biomira is exploring THERATOPE® vaccine's potential in other cancers. The product is in a pilot Phase II study for patients with metastatic colorectal cancer. The study, expected to enroll approximately 20 patients, will evaluate the ability of THERATOPE® vaccine to induce an antibody response in patients when given in combination with first-line chemotherapy. Data from a previous THERATOPE® vaccine study conducted at the University of Nebraska suggested a survival benefit in patients with colorectal cancer who had failed first-line chemotherapy. The Company will continue to evaluate data from these studies in colon cancer to determine whether to pursue additional trials in this indication.

Study results published in the scientific journal *Expert Opinion On Biological Therapy* strongly support THERATOPE® vaccine. In the paper, a clinical researcher from the Fred Hutchinson Cancer Research Center and a professor of medicine at the University of Washington in Seattle, demonstrated that THERATOPE® vaccine's synthetic carbohydrate antigen, STn, is an ideal candidate for Active Specific Immunotherapy, a promising approach to treating cancer.

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BLP25 Vaccine

Non-small cell lung cancer (NSCLC) is the most common type of lung cancer. There are three main types of NSCLC: squamous cell carcinoma, adenocarcinoma and large cell carcinoma. Combined, NSCLC affects more than 80 per cent of all lung cancer patients. Lung cancer is the second most common cancer among both men and women, and is the leading cause of cancer death in both sexes.

BLP25 vaccine is a synthetic 25-amino acid sequence of the cancer-associated marker MUC1 encapsulated in a specially designed liposomal delivery system. Liposomes, which are fat droplets smaller than red blood cells, are believed to enhance immune recognition of cancer cells.

Biomira's BLP25 vaccine is currently being tested in a controlled, randomized Phase IIb clinical trial to measure the safety and potential survival benefit of the product in patients with Stage IIIb and IV NSCLC. The multi-centre trial is enrolling 166 patients at 13 sites in Canada and four sites in the United Kingdom. Enrolment began for this trial in August 2000 and to be eligible, patients will have demonstrated either stable disease or a clinical response after first-line treatment (chemotherapy alone, or chemotherapy and radiotherapy). Earlier clinical data suggest BLP25 vaccine is both well tolerated and capable of triggering the body's disease-fighting T-cells against tumour tissue.

In its first review of Biomira's BLP25 vaccine Phase IIb trial, the Data Safety Monitoring Board (DSMB) confirmed the integrity of the trial conduct and reported there were no safety concerns preventing the trial from continuing. The DSMB reviewed safety data from the first 50 patients enrolled in the trial and will plan for a second review of the first 100 patients anticipated in the third quarter of 2002.

A study published in the journal *Clinical Lung Cancer* reported that BLP25 vaccine for active specific immunotherapy in Stage IIIb-IV non-small cell lung cancer, was well tolerated and showed important signs of immunogenicity. The published study was from Biomira's Phase I trial of BLP25 vaccine and prompted the Company to move forward with additional clinical studies.

Biomira believes BLP25 vaccine has potential in additional indications. The Company has initiated a Phase II pilot study evaluating the drug in patients with prostate cancer. Approximately 20 patients will be enrolled in this trial to test active specific immunotherapy with BLP25 vaccine as a treatment for patients who have recurrent disease following radical prostatectomy. Earlier BLP25 vaccine studies indicated that the product may be useful in treating patients with MUC1 expressing cancers, which includes breast, colon and prostate.

Biomira also has taken rigorous steps to ensure the strength of its patent position for its BLP25 vaccine program. Through patent licensing with the Imperial Cancer Research Technology Limited (ICRT) of London, England, the Company benefits from commercial rights to a composition of matter patent for MUC1 covering the peptide used in Biomira's BLP25 vaccine, which was issued in 2001. BLP25 vaccine is based on the synthetic components of the cancer mucin. The Company had previously secured worldwide rights to any synthetic MUC1 peptide used directly in the prevention and treatment of cancer through ICRT and the Dana-Farber Cancer Institute in Boston, Massachusetts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in certain respects from those of the United States (U.S. GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

Biomira Inc. (Biomira or the Company) is an international biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. The Company is focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Biomira's lead product candidates currently under research and development, THERATOPE® vaccine for breast cancer and BLP25 vaccine for non-small cell lung cancer, are in late-stage clinical development - Phase III and Phase IIb, respectively. In 2000, the U.S. Food and Drug Administration (FDA) designated THERATOPE® vaccine for the Fast Track program in the area of metastatic breast cancer.

During 2001, a number of significant developments in Biomira's product and corporate development strategies have positioned the Company for further success:

In May 2001, Biomira signed a global development and U.S. co-promotion agreement with Merck KGaA (Merck) of Darmstadt, Germany. The collaboration is valued at more than U.S. $150 million in potential license fees, milestone payments, and equity investments to Biomira. In addition, the Company is entitled to receive revenue from direct product sales in the United States and Canada, and royalties for other territories worldwide. At inception of the collaboration, Biomira received up-front, non-refundable payments totaling $10.5 million for licensing and technology access fees, and an additional $23 million in equity investment. Over the remainder of the year, the Company also received $4.9 million with respect to co-funding of clinical development activities. Through this collaboration, Biomira has now secured access to the necessary financial resources and critical expertise of a major collaborator to execute an aggressive ramp up strategy leading to commercialization. Finally, and most important, the terms of the collaboration allow the Company to maintain its strategic objective to retain the rights to its core technologies and to take a lead role in both the development and regulatory processes. The Company believes that this vision will yield maximum value for its shareholders for their investment in technology developed to date.

Throughout the year, Biomira stepped up its efforts to advance THERATOPE® vaccine and BLP25 vaccine through the clinical development process, drawing on Merck's expertise and resources. In October, in consultation with Merck, the Company announced its plan to proceed with a single pivotal interim analysis with respect to the THERATOPE® vaccine Phase III trial, following which a decision will be made on an earlier filing of a Biologics License Application (BLA) with the FDA.

In September 2001, Biomira completed a convertible debenture financing with a group of investors that raised $22.2 million after financing costs. The Company has the option to repay in cash, shares, or some combination thereof, and together with the 3.7 million shares still available for issuance under the U.S. $100 million equity line, these financing vehicles should provide additional resources to aggressively advance its late-stage programs.

In November 2001, management deferred further development of the earlier-stage Liposomal Interleukin-2 (L-IL-2) and autologous vaccine programs in order to allow the Company to focus its energy and resources on its lead candidates while pursuing out-licensing opportunities for the deferred programs. Through this strategy, management believes that greater value for shareholders may be realized for the late-stage technologies currently being advanced. As a result of this decision, the Company rationalized its workforces in Alberta, Canada and New Jersey, and restructured its U.S. operations to support pre-commercialization initiatives.

These significant events in 2001 directly impacted Biomira's operating results for the year, reflecting a year over year decrease in net loss of $6.2 million, and $0.18 on a per share basis. The overall cash and short-term investment position increased $26.6 million to $85.1 million from $58.5 million in the prior year. Through these strategic developments, which have considerably enhanced the Company's financial and operating capability, Biomira has the potential to make meaningful progress towards realizing its vision of building a profitable and leading company offering novel strategies in cancer immunotherapy.

Results of Operations

The consolidated losses for the years 2001, 2000, and 1999 were $38.7 million, $44.9 million, and $31.4 million, respectively. For 2001, the 16% decrease in the year over year loss was largely attributable to revenue from the Merck collaboration. Research and development expenditures in 2001 remained at approximately the same level as the prior year due to continuation of significant expenditures associated with the THERATOPE® vaccine Phase III trial. Advancements in Biomira's other programs, including the BLP25 vaccine Phase IIb clinical trial in non-small cell lung cancer initiated in 2000, also contributed to the level of research expenditures in 2001.

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The number of product candidates entering clinical trials, as well as the scope and duration of these trials, significantly affect the magnitude of Biomira's current and future losses. Such losses are typical of a late-stage biotechnology company as its lead products near regulatory submission.

Revenue

Revenues from operations for the years ended 2001, 2000, and 1999 were $7.3 million, $1.1 million, and $4.5 million, respectively. The majority of the 2001 increase stemmed from the Merck collaborative agreement, consisting of $4.9 million in clinical research funding related to THERATOPE® and BLP25 vaccines, and $703,000 from current recognition of deferred licensing and technology access fee payments. Licensing revenue includes a one-time payment of $1.6 million (U.S. $1 million) representing full and final consideration for amending a royalty-bearing license agreement into a fully paid license. No further obligations exist for both parties.

Operating revenues are generated mainly from contract research and development, licensing agreements, and royalties, while non-operating revenue consists largely of investment income. Revenues are not expected to increase significantly until the commercialization of one or more of the Company's products. However, the Company will continue to explore licensing opportunities and collaborative alliances for emerging technologies in its pipeline that may contribute to future revenue generation. Although Biomira expects to conclude new collaborative arrangements, the extent and timing of any future licensing fees and milestone payments, if any, will be dependent upon the scientific validation of these technologies, interest from the biotechnology community, as well as the structure of any proposed agreements that may be negotiated.

Operating Expenses

Research and development

For the three years ended 2001, 2000, and 1999, the Company incurred $42.1 million, $42.1 million and $31.1 million respectively in net direct research and development costs. The 2001 research and development expenditures are due to a continuation of a significant commitment of resources to the Company's clinical development programs, as well as pre-commercialization ramp up activities. Approximately $19 million or 45% of gross research and development costs incurred in 2001 were directly related to planned expenditures associated with the pivotal THERATOPE® vaccine Phase III clinical trials. These costs were undertaken to facilitate an early filing of a BLA if interim clinical results warrant such a decision.

In consultation with Merck, Biomira decided in October 2001 to conduct a single interim data analysis for the THERATOPE® vaccine Phase III trials expected in late 2002. While clinical development expenditures related to THERATOPE® vaccine are planned to decrease in 2002 as the trial nears completion, costs associated with THERATOPE® vaccine commercialization ramp-up, the ongoing advancement of BLP25 vaccine, and aggressive patent strategies for key inventions are expected to increase as these activities and programs continue to advance. Expected future savings from the deferral of the L-IL-2 and autologous vaccine programs will be more than offset by advancing other programs related to the two lead product candidates. Some of these expenditures may be offset through existing collaborative arrangements and/or new licensing opportunities.

General and administrative

General and administrative expenses for 2001, 2000, and 1999 were $7.5 million, $6.8 million, and $6.1 million, respectively. General and administrative expenses increased by 10% over the previous year due primarily to personnel and operational costs, as well as professional fees related to corporate infrastructure development initiatives leading up to product launch. These activities and costs will increase over the next two years concurrently with regulatory review for THERATOPE® vaccine.

Investment and Other Income

Investment income of $4.6 million in 2001, compared to $3.6 million and $2.3 million in 2000 and 1999 respectively, is attributable to higher cash balances in 2001 arising from the Merck payments and the debenture financing, offset by lower portfolio returns due to declining interest rates and general market instability. Furthermore, a net foreign exchange gain of $736,000 compared to a 2000 gain of $49,000 and a loss of $119,000 in 1999, accounted for most of the variance.

With lower yields in 2001, and a projected modest recovery under continuing market uncertainty in 2002, the Company expects that, in the coming year, investment performance will continue to reflect similar returns but at a lower level of investment.

Liquidity and Capital Resources

As at December 31, 2001, Biomira's overall cash position was $85.1 million compared to $58.5 million at the end of 2000. The significant improvement in liquidity can be attributed to these events:

In May 2001, upon execution of the collaborative arrangements, Merck paid Biomira up-front, non-refundable payments of $10.5 million for technology licensing and access fees, with an additional $23 million in equity investment. During

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the remainder of the year, the Company also received $4.9 million under the collaborative arrangements with respect to co-funding of clinical development activities. In total, the Merck collaboration generated immediate cash flow of $38.4 million.

In September 2001, Biomira concluded a convertible debenture and warrants issue with a group of investors that netted $22.2 million after financing costs. Under the terms of the arrangement, the obligation will be retired over 17 months starting February 1, 2002, but the Company has the right to repay both interest and principal in cash, shares, or a combination thereof. For the first two instalments payable in February and March 2002, the Company elected to repay in cash, but the basis of future repayments will depend in large part on the Biomira share price.

During 2001, the Company raised $4.8 million in exchange for 448,005 common shares under the terms of the U.S. $100 million equity line. Approximately 3.7 million shares are still available for issuance under the terms of this equity line agreement.

During 2001, the Company spent $42.1 million of its cash reserves on research and development and activities related to product development and clinical trials, $662,000 on the purchase of capital assets, $198,000 on lease obligation repayment and achieved a positive net change in working capital requirements of $13.7 million, for a total financing need of $24.7 million compared to $38.6 million in 2000. The improvement of $13.9 million is largely due to the up-front payments and collaboration reimbursements of $15.4 million from Merck, offset by higher general and administrative expenditures relating to pre-commercialization activities.

Overall, Biomira's cash and cash equivalents increased by $13.2 million during 2001, compared to an increase of $2.9 million in 2000, ending in a strong cash position with over $85.1 million in cash and cash equivalents and short-term investments. From inception, Biomira has financed its research and development, operations, and capital expenditures primarily through public and private sales of its equity securities, licensing and collaborative arrangements, and investment income. To ensure maximum value from its capital resources and overall financial stability, Biomira maintains a comprehensive financial planning, budgeting, and reporting system that enforces a disciplined approach to financial management. The Company's investment guidelines of capital preservation and security of income require investing in liquid, high-grade investment securities with maturities aligned to projected cash requirements. Based on current spending projections and known commitments, management believes that the capital resources of the Company are more than sufficient for at least the next two years through expected completion of THERATOPE® vaccine clinical development for metastatic breast cancer.

To meet future requirements, the Company intends to raise additional cash through some or all of the following methods: public or private equity or debt financing, capital leases, collaborative and licensing agreements. However, there is no assurance of obtaining additional financing through these arrangements on acceptable terms, if at all. The ability to generate new cash will depend on external factors, many beyond the control of the Company, as outlined in the section below. Should sufficient capital not be raised, the Company may have to delay, reduce the scope of, eliminate, or divest one or more of its discovery, research, or development technologies or programs, any of which could impair the value of the business.

Outlook

Except for historical information, certain matters discussed in this section are by their nature forward-looking and are, therefore, subject to many risks and uncertainties, which may cause actual results to differ materially from the statements made. Some of these factors are inherent in the biotechnology industry, while others are specific to Biomira; some of them are predictable or within the control of the Company, others are not. These include, but are not limited to, changing market and industry conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and their pricing, timely development of existing and new products, the difficulty of predicting regulatory approval and market acceptance for the Company's products, availability of capital or other funding, the ability to retain and to recruit qualified personnel, and other risks, known or unknown.

Biomira enters 2002 with a strong pipeline of both early and late-stage products. The strategic focus over the next three years will be to achieve regulatory approval for its lead products, aggressively expand and strengthen the Company's patent estate, and build the necessary infrastructure to execute Biomira's mission to become a forward integrated, global products-oriented biotechnology company.

To support these objectives, management believes that it has the requisite competitive advantages, inherent in its intellectual and human capital and the resources of its collaborative partner, to exploit its leading technologies in synthetic vaccines for cancer immunotherapy. If Biomira is to realize its strategic vision to develop novel and effective treatments for cancer, the future success of the Company will largely depend on the creative talents and energy of its employees, and the prudent commercialization of its intellectual property.

To this end, Biomira intends to firmly maintain its strategic posture of retaining sole ownership of its core proprietary technologies until the programs are closer to commercialization, and negotiate potential collaborations from a position of strength. Continuing strength in its cash and financing position allows Biomira to advance its products as far along the value curve as possible prior to forging corporate alliances. The Merck collaboration exemplifies this philosophy.

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For secondary candidates, such as the L-IL-2 and autologous vaccine programs, the Company will seek out-licensing opportunities. While some interest has been expressed regarding partnering arrangements for these programs, only preliminary discussions have taken place at this time.

The Company expects that lower 2002 clinical expenses due to the windup of the current THERATOPE® vaccine Phase III trial and continued co-funding by Merck will be largely offset by increased costs for additional THERATOPE® vaccine clinical trials in other indications, as well as business development and manufacturing ramp up costs leading up to product launch. Biomira's growth in the next few years will depend greatly on achieving regulatory approval for THERATOPE® vaccine. Consequently, Biomira anticipates losses for at least the next three years as the Company advances its lead candidates past rigorous clinical and regulatory hurdles towards commercialization.

Management believes that the Company's cash and short-term investments, together with expected cash inflows from royalties, collaborative partners, investment income, and the remainder of the up to U.S. $100 million equity line, will be sufficient to meet working capital and capital requirements for at least the next two years. However, should Biomira repay a significant portion of the convertible debenture obligation in cash rather than in shares, its future cash position may necessitate additional financing. The Company's ability to generate cash beyond a two-year horizon will also be conditional on several factors. Among others, these include the Company's success in the commercial launch of its lead products; its ability to raise new financing through private and/or public offerings on acceptable terms; the type and amount of equity financing based on Biomira's future share price; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for its products; and the nature and speed of scientific progress in advancing the Company's pipeline.

The coming year will be critical as the Phase III trials for THERATOPE® vaccine approach a first interim data analysis expected in late 2002, on which will hinge the decision to file an early BLA. Regardless of the outcome, management has contingency plans for implementing the Company's strategic goals and operating plans in a measured and responsible manner. Although operating results over the next three years are expected to stay the course, management remains firmly committed to its goal to deliver superior value for the shareholders.

Impact of New Accounting Pronouncements in 2002

In January 2002, the recommendations of the new CICA Handbook section 3870 *Stock-Based Compensation* became effective for Canadian public enterprises. This new pronouncement requires that stock options granted to employees and to all non-employees who meet the criteria for compensatory awards be measured on a fair value basis using an options pricing methodology. Insofar as the Company's current stock option plan is expected to meet the criteria as a non-compensatory plan under the new standard, and as grants to non-employees will be minimal, management believes that prospective implementation of section 3870 will have no material effect on financial results.

In addition, the Company adopted the revised CICA Handbook section 1650 *Foreign Currency Translation* in January 2002. The major impact of this amendment is to eliminate the provision for deferral and amortization of unrealized exchange gains and losses for long-term monetary items, requiring instead that such gains and losses be recognized in income in the period that they occur. Since the Company has no long-term assets or liabilities that were subject to deferral treatment under the previous standard, there should be no prospective earnings impact in adopting the new recommendations.

Risks and Uncertainties

The future performance of Biomira is contingent on a number of critical factors including the Company's success in bringing new products to the marketplace, the Company's ability to generate royalty or other revenues from licensed technology, its ability to generate positive cash flow from operations and equity financing, and the status of collaborative agreements with corporate partners. In addition, this success will depend on the efficacy and safety of the Company's products, timely regulatory approval for new products and new indications, and the degree of patent protection afforded to particular products. Having overcome regulatory and patent hurdles, Biomira must continue to secure adequate manufacturing capacity to produce commercial quantities of the product and develop an effective distribution and marketing network in order to succeed. Last, but not least, commercial viability requires widespread acceptance of the Company's products by the medical community, as well as their inclusion in the drug formularies of a majority of healthcare plans in the key markets.

There can be no assurance that new products brought to market by competitors will not be more efficacious and/or more effectively marketed and sold than any that may be developed by the Company. Biomira believes that it has strong proprietary and/or patent protection, or the potential for strong patent protection for a number of its products currently under development; however, the ultimate power of patent protection may be determined by the courts and/or changes in patent legislation in various countries. Competitors may be able to develop non-patent infringing product strategies that may be as good as or better than the Company's patent-protected products.

Biomira has obtained $16 million (U.S. $10 million) of clinical trial liability insurance for its product candidates engaged in Phase III clinical trials. In addition, the Company has obtained clinical trial liability insurance of varying coverage for some products in Phase I and Phase II trials depending on the specific conditions, risk assessments, and locations of

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each specific trial. Given the scope and complexity of the clinical development process, it is not possible at this time to assess the adequacy of current clinical trial insurance coverage.

The Company's investment earnings are exposed to financial market risks arising from volatility in interest and foreign currency exchange rates, as well as overall market conditions. The Company also has exposure to exchange risk through its collaboration revenues, licensing and royalty commitments, convertible debenture obligations, clinical development costs, and subsidiary operations. Of the Company's total expenditures in 2001, approximately 56.5% (2000 - 56.6%; 1999 - 56.1%) were denominated in U.S. currency. Since the Company's cash flows from collaboration revenues and the equity line are likewise denominated, they partially offset U.S. cash requirements. The Company does not currently engage in hedging or use derivatives to reduce financial risk.

Interest rate risk is the exposure of interest revenue and expense to rate fluctuation; inflation risk is loss of purchasing power due to rising prices. Economic forecasts project a stable outlook for both inflation and interest rates in the near future; hence, these risks are expected to be negligible. Furthermore, the Company's convertible debentures and lease commitments have fixed interest rates over the terms of the obligations.

Biomira's share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and the biotechnology industry. Due to the current share price, there is a risk that future issuance of common shares under the remainder of the U.S. $100 million equity line and potential conversion of principal and interest under the convertible debentures may result in material dilution of share value, which may lead to further decline in share price. Finally, the expectations of securities analysts and major investors about the Company's financial or scientific results, the timing of such results and future prospects, could also have a significant effect on the future trading price of the Company's shares.

Forward-Looking Statements

Except for historical information, certain matters discussed in this document are by their nature forward-looking and are, therefore, subject to risks and uncertainties, which may cause actual results to differ materially from the statements made. A detailed description of the Company's risks and uncertainties is included in its filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Management Report

The accompanying consolidated financial statements of Biomira Inc., and all information presented in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, which differ in some respects from those used in the United States. The significant differences in accounting principles, as they pertain to the financial statements, are identified in the related notes. The financial statements include some amounts that are based on best estimates and judgments of management. Financial information used elsewhere in this annual report is consistent with that in the financial statements.

To further the integrity and objectivity of data in the financial statements, the management of the Company has developed and maintains a system of internal accounting controls, which management believes will provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee is appointed by the Board, and the majority of its members are outside and unrelated directors. The Committee meets periodically with management as well as quarterly with the external auditors, to discuss internal controls over the financial reporting process and financial reporting issues, to make certain that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual financial statements, and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Company's auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the Company's auditors, Deloitte & Touche LLP.

Alex McPherson, M.D., Ph.D.
President and Chief Executive Officer

Edward A. Taylor, CGA
Vice President, Finance & Administration, and
Chief Financial Officer

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Auditors' Report

To the Shareholders of Biomira Inc.:

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flow for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Edmonton, Alberta, Canada
February 8, 2002

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. In fiscal 2001, the Company implemented the recommendations of CICA Handbook section 3500 *Earnings Per Share*. The impact of these changes on accounting policy are set out in Note 2 to the consolidated financial statements.

Deloitte & Touche LLP

Chartered Accountants
Edmonton, Alberta, Canada
February 8, 2002

Consolidated Balance Sheets As at December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2001	2000
ASSETS		
CURRENT		
Cash and cash equivalents	$ 22,789	$ 9,581
Short-term investments	62,343	48,927
Accounts receivable (Note 3)	1,386	397
Prepaid expenses	469	452
	86,987	59,357
CAPITAL ASSETS (Note 4)	2,202	2,551
	$ 89,189	$ 61,908
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities (Note 5)	$ 13,999	$ 9,161
Accrued interest on convertible debentures (Note 8)	245	-
Current portion of deferred revenue (Note 9)	1,053	-
Current portion of capital lease obligation (Note 6)	233	198
	15,530	9,359
DEFERRED REVENUE (Note 9)	8,778	-
CAPITAL LEASE OBLIGATION (Note 6)	263	222
CLASS A PREFERENCE SHARES (Note 7)	30	30
	24,601	9,611
Contingencies and Commitments (Notes 7 and 13)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	323,597	294,588
Convertible debentures (Note 8)	22,206	-
Contributed surplus	8,901	8,901
Deficit	(290,116)	(251,192)
	64,588	52,297
	$ 89,189	$ 61,908

(See accompanying Notes to Consolidated Financial Statements)

APPROVED BY THE BOARD

Alex McPherson, M.D., Ph.D,
Director

Eric E. Baker
Director

P.40

Consolidated Statements of Operations Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2001	2000	1999
REVENUE			
Contract research and development (Note 9)	$ 4,851	$ -	$ 2,128
Licensing revenue from collaborative agreements (Note 9)	703	-	-
Licensing, royalties and other revenue (Note 10)	1,782	1,113	2,400
	7,336	1,113	4,528
EXPENSES			
Research and development	42,117	42,055	31,061
General and administrative	7,516	6,759	6,089
Amortization of capital assets	1,285	1,255	1,008
Interest on long-term debt	-	-	57
	50,918	50,069	38,215
OPERATING LOSS	43,582	48,956	33,687
Investment and other income (Note 11)	4,579	3,609	2,279
LOSS BEFORE INCOME TAXES	39,003	45,347	31,408
Income tax benefit (provision) (Note 12)	324	428	(24)
NET LOSS	38,679	44,919	31,432
BASIC AND DILUTED LOSS PER SHARE (Note 7)	$ 0.75	$ 0.93	$ 0.71
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	51,502,189	48,435,435	44,445,117

Consolidated Statements of Deficit Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2001	2000	1999
DEFICIT, BEGINNING OF YEAR	$ 251,192	$ 206,273	$ 174,841
Net loss for the year	38,679	44,919	31,432
Interest on convertible debentures (Note 8)	245	-	-
DEFICIT, END OF YEAR	$ 290,116	$ 251,192	$ 206,273

p. 41

Consolidated Statements of Cash Flow Years ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)

	2001	2000	1999
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES			
OPERATING			
Net loss	$ (38,679)	$ (44,919)	$ (31,432)
Add items not affecting cash			
Amortization of capital assets	1,285	1,255	1,008
Amortization of interest	-	-	57
Unrealized foreign exchange (gain) loss	(128)	40	3
Net change in non-cash balances from operations (Note 14)	13,663	6,247	668
Cash used in operations	(23,859)	(37,377)	(29,696)
INVESTING			
(Increase) decrease in short-term investments	(13,416)	(27,064)	31,476
Purchase of capital assets	(662)	(1,037)	(792)
	(14,078)	(28,101)	30,684
FINANCING			
Proceeds on issue of common shares, net of issue costs	29,009	68,586	1,320
Proceeds from convertible debentures, net of financing costs (Note 8)	22,206	-	-
Repayment of capital lease obligation	(198)	(169)	(177)
Repayment of long-term debt	-	-	(627)
	51,017	68,417	516
Effect of exchange rate fluctuations on cash and cash equivalents	128	(40)	(3)
INCREASE IN CASH AND CASH EQUIVALENTS	13,208	2,899	1,501
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,581	6,682	5,181
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 22,789	$ 9,581	$ 6,682
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Amount of interest paid in the year	$ 35	$ 36	$ 34
Amount of income taxes paid in the year	$ -	$ -	$ -

p.42

1. DESCRIPTION OF BUSINESS

Biomira Inc. (the Company) is a biotechnology company incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which do not differ materially from those applied in the United States, except as disclosed in Note 16.

Basis of consolidation

The Company's financial statements include the accounts of its wholly owned subsidiaries, Biomira USA Inc. (BUSA), Biomira International Inc. (BII), and Biomira Europe BV on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the time of purchase.

Short-term investments

Short-term investments, which are liquid investments with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

Capital assets and amortization

Amortization of capital assets, which are stated at cost, is based on rates designed to amortize the cost of capital assets over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment	20%
Computer software and equipment	33 1/3%
Office equipment	20%
Leasehold improvements	Term of the lease plus one renewal
Manufacturing equipment	25%
Leased equipment	Term of the lease

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge equal to the difference between the carrying value and the undiscounted cash flows when it is probable that estimated future undiscounted cash flows of the underlying assets will be less than the carrying value of the assets.

Research and development costs

The Company expenses research costs, which include technology access fees related to the use of proprietary third party technologies, as incurred. Certain product development costs are deferred and amortized once technical and market viability have been established.

Deferred research and development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred research and development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment. As at December 31, 2001; no research and development costs have been deferred.

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such fees and licenses are recorded as deferred revenue when received and recognized as revenue on a systematic basis over the term of the license agreement or the related product life cycle, whichever is shorter, or upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect when the assets were acquired or the obligations assumed. Gains or losses resulting from these translation adjustments are included in other income.

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the treasury stock method.

Commencing January 1, 2001, the Company changed its calculation of diluted earnings per share to the treasury stock method in accordance with Section 3500 of the CICA Handbook. Retroactive adoption of this methodology had no impact on the diluted earnings per share amounts of the prior years presented.

Stock-based compensation

The Company has a stock-based compensation plan that is described in Note 7. No compensation expense is recognized when stock options are issued. Any consideration paid by option holders for the purchase of stock is credited to share capital. If share options are repurchased from the holder, the consideration paid is charged to retained earnings.

3. ACCOUNTS RECEIVABLE

	2001	2000
Customers, net of allowance for doubtful accounts - nil (2000 - nil)	**$ 1,300**	$ 232
Employees	**50**	22
Other	**36**	143
	$ 1,386	$ 397

One customer accounted for 94% and 53% of customer accounts receivable at December 31, 2001 and 2000, respectively.

4. CAPITAL ASSETS

2001	**Cost**	**Accumulated Amortization**	**Net Book Value**
Scientific equipment	**$ 6,206**	**$ 4,973**	**$ 1,233**
Computer software and equipment	**595**	**589**	**6**
Office equipment	**581**	**505**	**76**
Leasehold improvements	**3,082**	**2,760**	**322**
Manufacturing equipment	**190**	**117**	**73**
Computer equipment under capital lease	**696**	**204**	**492**
	$ 11,350	**$ 9,148**	**$ 2,202**

2000			
Scientific equipment	$ 5,734	$ 4,370	$ 1,364
Computer software and equipment	894	795	99
Office equipment	598	505	93
Leasehold improvements	2,985	2,419	566
Manufacturing equipment	106	80	26
Computer equipment under capital lease	650	247	403
	$10,967	$ 8,416	$ 2,551

During the year, the Company acquired computer equipment under capital lease amounting to $274 (2000 - $183; 1999 - $148).

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
Accounts payable	**$ 707**	$ 982
Accrued research and development costs	**10,113**	6,367
Accrued compensation	**1,514**	1,123
Other accrued liabilities	**1,665**	689
	$ 13,999	$ 9,161

6. LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

2002	$ 263
2003	188
2004	113
	564
Less amounts representing interest at rates ranging from 8.00% to 11.31%	68
	496
Less current portion	233
	$ 263

p.44

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

6. LEASE OBLIGATIONS (continued)

Interest expense on capital leases in the amount of $33 (2000 - $36; 1999 - $36) has been recorded in the statement of operations.

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over *the next five years, as follows:*

2002	$ 500
2003	412
2004	86
2005	16
2006	11
	$ 1,025

Rent expense for premises and equipment in the amount of $767 (2000 - $738; 1999 - $807) has been recorded in the statement of operations.

7. SHARE CAPITAL

Authorized

12,500 non-cumulative, non-voting Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20% of the net profits of the Company for each year.

The difference between the redemption value and the book value of the Class A preference shares will be expensed at the time that the shares are redeemed.

Unlimited number of Class B preference shares issuable in series.

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares.

Share transactions

	2001		2000		1999	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Class A preference Issued and outstanding, beginning and end of year	**12,500**	**$ 30**	12,500	$ 30	12,500	$ 30
Common voting Issued and outstanding, beginning of year	**49,735,798**	**$294,588**	44,661,131	$226,002	44,364,618	$224,682
Exercise of options (a)	**280,517**	**1,234**	780,550	4,969	115,425	491
Financing						
CSPA (b)	**448,005**	**4,749**	4,294,117	63,617	181,088	829
Merck CSPA (c)	**1,912,216**	**23,026**	-	-	-	-
Issued and outstanding, end of year	**52,376,536**	**$323,597**	49,735,798	$294,588	44,661,131	$226,002

(a) During 2001, options on 280,517 (2000 - 780,550; 1999 - 115,425) common shares were exercised, pursuant to the Share Option Plan, at an average price of $4.40 (2000 - $6.35; 1999 - $4.26) per share.

(b) On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to U.S. $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months, commencing in September 1999, at a discount of 7% from the average daily price of the common shares.

The Company has also issued to the purchaser 200,000 warrants, which may be converted into common shares at U.S. $4.09 per share until August 31, 2004.

During 2001, the Company issued 448,005 (2000 - 4,294,117; 1999 - 181,088) common shares for proceeds of $4,749 (2000 - $63,617; 1999 - $829), net of issue costs of $5 (2000 - $22; 1999 - $170). As at December 31, 2001, 4,923,210 shares of the 8.6 million under the CSPA have been issued for gross proceeds of $69,392.

Subsequent to December 31, 2001, the Company issued 54,505 common shares for net proceeds of $345 under the terms of the CSPA.

(c) On May 2, 2001, under the terms of a Common Stock Purchase Agreement with Merck KGaA (Merck), the Company issued 1,912,216 shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional *shares will be issued for contractual proceeds of U.S. $6,500, the number of shares to be determined based on a premium* over the 90 day weighted average price of the common shares immediately prior to the milestone date (see Note 9).

p.45

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

7. SHARE CAPITAL (continued)

Director and employee share options

The Company maintains an Employee and Director Share Option Plan under which the Company may grant a maximum of 6,400,000 common shares of the Company. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company's share option plan as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	4,105,025	$7.33	3,923,675	$ 5.10	3,289,100	$5.52
Granted	588,875	6.72	1,104,500	14.89	1,101,500	4.26
Exercised	(280,517)	4.40	(780,550)	6.35	(115,425)	4.26
Cancelled	(188,311)	11.73	(142,600)	9.80	(351,500)	7.03
Outstanding, end of year	4,225,072	$7.24	4,105,025	$ 7.33	3,923,675	$5.10
Options exercisable, end of year	2,739,726	$5.73	2,272,425	$ 4.85	1,904,388	$4.26

The following table summarizes information on share options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices ($ per share)	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
2.30 - 3.99	1,396,650	4.0	$ 3.60	1,222,200	$ 3.57
4.00 - 7.00	1,587,833	4.0	5.59	1,010,608	5.22
7.01 - 14.00	417,900	3.3	10.08	281,775	9.39
14.01 - 23.10	822,689	6.3	15.19	225,143	15.17
	4,225,072	4.4	$ 7.24	2,739,726	$ 5.73

Diluted loss per share

For 2001 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options, warrants issued in connection with the CSPA, shares contingently issuable in connection with the May 2, 2001 Merck agreement, convertible debentures (see Note 8), and purchase warrants issued in connection with the convertible debentures (see Note 8) have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

8. CONVERTIBLE DEBENTURES

On September 26, 2001, the Company issued through a private placement $23,594 (U.S. $15,000) of unsecured convertible debentures and 775,000 warrants. After deducting financing costs of $1,388, the net proceeds were $22,206.

Interest and principal repayment

The debentures, which mature on June 30, 2003, bear interest at 4% per annum compounded semi-annually and payable monthly. Equal instalments of principal are repayable over 17 months, beginning February 1, 2002 along with monthly accrued interest. At the holders' option and at any time after January 1, 2002, the principal is convertible into common shares of the Company at the conversion price of U.S. $6.00 per share. At its option, the Company may satisfy its obligation for payment of principal and interest in cash, common shares, or some combination thereof. The conversion price will be a single digit discount to the volume-weighted average trading price of the shares during the calendar month preceding the settlement date.

Principal and interest payments due in 2002 are $15,458 (U.S. $9,706) and $869 (U.S. $546), respectively. For 2003, the respective amounts are $8,431 (U.S. $5,294) and $99 (U.S. $62).

In 2001, debenture interest of $245 was charged against shareholders' equity.

On February 1, 2002, the Company paid $1,728 (U.S. $1,086) in cash on the first instalment of principal and accrued interest.

Early redemption

At its option, the Company may prepay any portion of the debenture, in increments of U.S. $100, in cash at 110% of the prepaid amount.

p. 46

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

8. CONVERTIBLE DEBENTURES (continued)

Purchase warrants

The 775,000 warrants allow the holders to purchase the same number of common shares at the strike price of U.S. $6.00 per share after January 1, 2002 and until December 31, 2004. In addition, the holders can exercise a cashless option by surrendering their warrants in exchange for a lower number of common shares. The number of such shares is determined by calculating the number of warrants surrendered times the difference between the then current fair market share price and the warrant price, and divided by the then current fair market share price.

Financial statement presentation

The convertible debentures are being accounted for as an equity instrument in accordance with their substance, and presented in the financial statements in their component parts measured at their respective fair values at the time of issue. Using the Black-Scholes option-pricing model, the fair value of the warrants component was $3,338, while the fair value of the common equity component, representing the residual of the net proceeds, amounted to $18,868.

9. COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative arrangement with Merck to pursue joint global product development, licensing, and commercialization of the Company's two lead candidates, THERATOPE® and BLP25 vaccines, for the treatment of various cancer indications (see Note 7(c)).

Upon execution of the collaborative agreements with Merck, the Company received a payment of $10,534 comprising technology access, licensing, and other fees related to THERATOPE® and BLP25 vaccines. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years. For fiscal 2001, $703 of the payment received upon execution has been recognized as revenue with the balance of $9,831 recorded as deferred revenue (see table below).

Under the terms of the agreements related to funding of clinical development activities, the parties agreed to equal co-funding of eligible clinical development costs related to obtaining regulatory approval in North America. Development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck. The Company and Merck reconcile joint development costs on a quarterly basis and when it results in funding payments to the Company, the Company records such non-refundable amounts as Contract Research and Development revenue. For fiscal 2001, the Company has recorded $4,851 of non-refundable funding from Merck.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories, whereas the Company and Merck are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck related to product sales outside North America, whereas the Company and Merck will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third-party royalties). Market and business development costs represent the Company's equal share of North American marketing and pre-launch activities. No shared marketing or pre-launch costs have been recorded in fiscal 2001.

The table below presents the accounting treatment of the payments received at inception of the agreements:

	2001	2000	1999
Upfront payment classified as deferred revenue	**$ 10,534**	$ -	$ -
Less: Revenue recognized in 2001	**703**	-	-
Deferred revenue balance at December 31	**9,831**	-	-
Less: Deferred revenue - current portion	**1,053**	-	-
Deferred revenue - long-term	**$ 8,778**	$ -	$ -

10. LICENSING, ROYALTIES AND OTHER REVENUE

Included in licensing, royalties, and other revenue of $1,782 is an amount of $1,587 received under an agreement dated October 31, 2001 in which the Company amended a license agreement dated May 27, 1998. In consideration for a lump sum payment of $1,587, the Company amended the license from a royalty bearing to a fully paid license. Consequently, both parties have completed all performance requirements under the amended agreement and no further obligations exist.

11. INVESTMENT AND OTHER INCOME

Included in investment and other income is a net foreign exchange gain (loss) of $736 (2000 - $49; 1999 - $(119)).

12. INCOME TAX BENEFIT (PROVISION)

The Company's consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities.

A reconciliation of the income and large corporation tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

p.47

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

12. INCOME TAX BENEFIT (PROVISION) (continued)

	2001	%	2000	%	1999	%
Recovery of income taxes based on statutory rates	**$16,424**	**42.1**	$ 20,225	44.6	$ 14,008	44.6
Tax benefit of losses not recognized in financial statements	**(16,424)**	**(42.1)**	(20,225)	(44.6)	(14,008)	(44.6)
Benefit from sale of subsidiary tax losses	**533**	**1.3**	438	1.0	-	-
Large corporation tax	**(209)**	**(0.5)**	(10)	-	(24)	-
	$ 324	**0.8**	$ 428	1.0	$(24)	-

At December 31, 2001, the Company had accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed capital cost allowance of $4,794 and investment tax credits of $15,829 that expire in fiscal years 2006 through 2011. Canadian scientific research and experimental development expenditures of $91,758 for federal purposes and $46,885 for provincial purposes are available to offset income in future periods. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $23,558 that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the United States of $53,669 for federal purposes and $24,446 for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2003 through 2016. During 2001, the Company sold New Jersey State operating loss carry forwards, and research and development tax credits, resulting in the recognition of a $533 tax benefit (2000 - $438). The Company also has U.S. and New Jersey research and development tax credit carry forwards of $1,122 and $808, respectively, that will expire in fiscal years 2009 through 2016, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

The benefit from these items has not been recognized in the financial statements except to the extent sold as described in the preceding paragraph.

The losses and credits of other subsidiaries are not included as their tax effect on the consolidated results are immaterial due to the low tax rates in those jurisdictions.

13. CONTINGENCIES AND COMMITMENTS

(a) The Company has participated in jointly funded research contracts in previous years. The Company controls (through license or ownership) the resulting technology or products and is committed to paying royalties on the sales of certain products upon commercialization of the specific technology or products.

(b) In connection with the issuance of the Class A preference shares (see Note 7), the Company has agreed to pay a royalty in the amount of 3% of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

(c) In conjunction with the sale of its investment in HealthVISION Corporation, effective February 11, 1994, the Company provided specific and general representations and warranties to the purchaser. These representations expired at various dates to 1998. On January 31, 1996, the purchaser filed a statement of claim against the Company pursuant to these representations and warranties in the net amount of $1,447 and a claim for punitive damages in the amount of $1,000. The Company filed a statement of defence on February 16, 1996, and discovery of the Company's former Chief Financial Officer took place on February 11, 1998. No significant legal proceedings have occurred since then, and the Company is of the opinion that there will be no material liability arising from these claims. Any significant liability payable by the Company arising from these claims will be recorded in the period in which the amount of the liability is determined.

(d) On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation in which the Company agreed to acquire Chiron's rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, Biomira paid Chiron U.S. $2,250 on June 30, 2000. An additional payment of U.S. $3,250 will be payable to Chiron upon commercial launch of the vaccine in the United States. No further obligation exists under either agreement.

(e) The Company is committed to a non-refundable, minimum payment of U.S. $300 due January 1, 2002, and obligated to pay progressive royalties relating to future sublicense revenues in exchange for an exclusive worldwide license of technology.

(f) The Company is committed to aggregate payments of U.S. $1,500 (paid quarterly in the amount of U.S. $150 with the next payment due March 1, 2002) in exchange for an exclusive worldwide license of technology, including the right to grant commercial sublicenses to third parties. The Company must also pay a royalty on any payments received from collaborative agreements related to this technology.

p.48

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

14. NET CHANGE IN NON-CASH BALANCES FROM OPERATIONS

	2001	2000	1999
Accounts receivable	**$ (989)**	$ 838	$ 156
Prepaid expenses	**(17)**	167	302
Accounts payable and accrued liabilities	**4,838**	5,242	210
Deferred revenues	**9,831**	-	-
	$13,663	$6,247	$ 668

15. FINANCIAL INSTRUMENTS

Financial instruments

Financial instruments consist of short-term investments and accounts receivable that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies which management believes are reputable and stable.

Financial risk

Financial risk is the risk to the Company's earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities which are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies, and to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, its foreign exchange exposure is mitigated by settling foreign denominated obligations out of cash flows in the same currencies wherever possible. Although the Company is exposed to foreign exchange risk through its holdings of cash and investments in U.S. dollars, it has considered, but does not use at this time, derivative instruments to manage such exposure.

Short-term investments

The fair values of short-term investments are assumed to be equal to their market value. These values are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company's current borrowing rate.

Class A preference shares

The fair values of the Class A preference shares are assumed to approximate the carrying value, due to the fact that their realizable value is contingent upon meeting future profitability thresholds which cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The estimated fair values of financial instruments are as follows:

	2001		2000	
	Fair value	***Carrying amount***	Fair value	Carrying amount
Assets				
Cash and cash equivalents	**$22,789**	**$22,789**	$ 9,581	$ 9,581
Short-term investments	**62,992**	**62,343**	49,571	48,927
Accounts receivable	**1,386**	**1,386**	397	397
Liabilities				
Accounts payable and accrued liabilities	**$13,999**	**$13,999**	$ 9,161	$ 9,161
Capital lease obligation	**535**	**496**	420	420

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) that differ in some respects from those used in the United States (U.S. GAAP). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant differences between Canadian and U.S. GAAP.

The significant differences in accounting principles as they pertain to the accompanying financial statements are as follows:

Business acquisition

Under U.S. GAAP, the acquisition of BUSA in 1995 would be valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition was valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of these differences is that under U.S. GAAP, the value of the net shares issued would be higher by $3,142, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the Company's performance is unrealized gains and losses on available-for-sale short-term investments (as described below). There is no concept similar to comprehensive income under Canadian GAAP.

Short-term investments

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale short-term investments be reported at fair value, with unrealized gains and losses excluded from earnings and reported in comprehensive income. Canadian GAAP requires that these investments be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations.

The unrealized loss on available-for-sale short-term investments of nil (2000 - nil; 1999 - $332), included in the consolidated statements of operations under Canadian GAAP, is excluded from the consolidated statements of operations for U.S. GAAP and recorded in the consolidated statements of comprehensive (loss) income. The unrealized gain of $649 (2000 - $644; 1999 - nil) included in the consolidated statements of comprehensive (loss) income for U.S. GAAP has not been recorded under Canadian GAAP.

At December 31, 2001, the composition of available-for-sale short-term investments by maturity is as follows:

Maturing within 1 year	$42,592
Maturing within 1 to 5 years	19,581
Maturing over 5 years	170
	$62,343

Convertible debentures

Under U.S. GAAP, the proceeds from the convertible debentures totalling $22,206, net of issue costs of $1,388, and net of the fair value attributed to the warrants totalling $3,338, which is presented separately as additional paid in capital, are recorded as a liability. Accordingly, the Company has recorded the accretion charges, amortization of debt issue costs, and interest expense in the amount of $614 (2000 - nil; 1999 - nil) in the consolidated statements of operations. In addition, the convertible debentures are translated at the current foreign exchange rate in effect as at the balance sheet date, and the resulting unrealized foreign exchange loss of $295 (2000 - nil; 1999 - nil) is recorded in the consolidated statement of operations. The fair value of the convertible debentures at December 31, 2001 is $23,320 and has been determined by discounting the expected future cash flows of these convertible debentures at current rates for debt instruments with similar terms.

Stock-based compensation

Under U.S. GAAP, SFAS No. 123, "Accounting for Stock-Based Compensation" requires that stock-based compensation plans be accounted for using a fair value methodology.

As permitted by the statement, the Company has elected to continue measuring compensation costs using the intrinsic value based method of accounting. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As the exercise price of the options approximate market value at date of grant, no compensation expense has been recognized under the stock option plan.

p. 50

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date of the awards consistent with the methodology presented under SFAS 123, additional compensation costs would have been recorded in the consolidated statement of operations, with pro forma net loss and loss per share, as presented in the table below:

	2001	2000	1999
Net loss - U.S. GAAP	$39,681	$45,106	$31,100
Compensation cost under SFAS No. 123	3,868	3,057	2,586
Pro forma net loss - U.S. GAAP	$43,549	$48,163	$33,686
Pro forma loss per share - U.S. GAAP	$ 0.85	$ 0.99	$ 0.76

The Company uses the Black-Scholes option–pricing model to value the options at each grant date, under the following weighted average assumptions:

	2001	2000	1999
Dividend rate	0%	0%	0%
Annualized volatility	77.91%	79.39%	67.90%
Risk-free interest rate	4.31%	5.91%	5.70%
Expected life of options in years	6	6	6

The pro forma amounts estimated under the option–pricing model may not be indicative of actual future values due to the fact that the fair value of options granted must be amortized over the vesting period, and additional options may be granted in future years.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and Accounting Principles Board Opinion No. 14, the fair value of the warrants issued in connection with the Common Stock Purchase Agreement (CSPA) (see Note 7(b)) and the convertible debentures (see Note 8) would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures, respectively, with the offset to additional paid-in capital. At the time of issuance, the fair value of the CSPA warrants and the convertible debenture warrants was $315 and $3,338, respectively. Canadian GAAP has no concept similar to that of additional paid-in capital.

The effect of the above differences on the Company's financial statements is set out below:

Consolidated Balance Sheets

	2001	2000
Short-term investments (as reported)	$ 62,343	$ 48,927
Effect of SFAS 115	649	644
Short-term investments - U.S. GAAP	$ 62,992	$ 49,571
Convertible debentures - liability portion (as reported)	$ -	$ -
Convertible debentures presented as liability	18,868	-
Accretion and amortization of debt issue costs	369	-
Unrealized foreign exchange loss on translation	295	-
Convertible debentures - liability portion - U.S. GAAP	$ 19,532	$ -
Share capital (as reported)	$ 323,597	$ 294,588
Shares issued for business acquisition	3,142	3,142
Warrants issued in connection with August 30, 1999 CSPA	(315)	(315)
Share capital - U.S. GAAP	$ 326,424	$ 297,415
Convertible debentures - equity portion (as reported)	$ 22,206	$ -
Warrants issued in connection with convertible debentures accounted for as additional paid in capital	(3,338)	-
Convertible debentures presented as liability	(18,868)	-
Convertible debentures - equity portion - U.S. GAAP	$ -	$ -
Additional paid-in capital (as reported)	$ -	$ -
Warrants issued in connection with convertible debenture	3,338	-
Warrants issued in connection with August 30, 1999 CSPA	315	315
Additional paid-in capital - U.S. GAAP	$ 3,653	$ 315

p. 51

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Balance Sheets (continued)

	2001	2000
Deficit (as reported)	$(290,116)	$(251,192)
Shares issued for business acquisition	(3,142)	(3,142)
Adjustment for provision for unrealized loss on short-term investments recorded under Canadian GAAP	52	145
Unrealized foreign exchange loss on translation of convertible debentures	(295)	-
Accretion and amortization of debt issue costs	(369)	-
Deficit - U.S. GAAP	(293,870)	(254,189)
Accumulated other comprehensive income	597	499
Deficit and accumulated other comprehensive income - U.S. GAAP	$(293,273)	$(253,690)
Shareholders' equity (as reported)	$64,588	$52,297
Effects of SFAS 115 (net)	649	644
Unrealized foreign exchange loss on translation of convertible debentures	(295)	-
Accretion and amortization of debt issue costs	(369)	-
Convertible debentures presented as a liability	(18,868)	-
Shareholders' equity - U.S. GAAP	$45,705	$52,941

Consolidated Statements of Operations

	2001	2000	1999
Net loss from operations (as reported)	$(38,679)	$(44,919)	$(31,432)
Effects of SFAS 115	-	-	332
Reclassification adjustment - realized loss on short-term investments	(93)	(187)	-
Unrealized foreign exchange loss on translation of convertible debentures	(295)	-	-
Interest expense, accretion and amortization of debt issue costs on convertible debentures	(614)	-	-
Net loss - U.S. GAAP	$(39,681)	$(45,106)	$(31,100)

Consolidated Statements of Comprehensive (Loss) Income

	2001	2000	1999
Net loss - U.S. GAAP	$(39,681)	$(45,106)	$(31,100)
Effects of SFAS 115	649	644	(332)
Reclassification adjustment - realized loss on short-term investments	93	187	-
Comprehensive loss - U.S. GAAP	$(38,939)	$(44,275)	$(31,432)
Loss per common share			
Canadian GAAP			
Basic and diluted loss per share	$0.75	$0.93	$0.71
U.S. GAAP			
Basic and diluted loss per share	$0.77	$0.93	$0.70

New accounting standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards that have not yet been adopted due to delayed effective dates.

p.52

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

16. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

In June 2001, the FASB issued Statement No. 141, "Business Combinations" (SFAS 141), which supersedes APB Opinion No. 16, "Business Combinations," and SFAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Concurrently, the CICA issued Handbook Section 1581 *Business Combinations* which is consistent with SFAS 141. Those Statements will change the accounting for business combinations and goodwill. SFAS 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. These Statements also establish criteria for separate recognition of intangible assets acquired in a purchase business combination. Adoption of this standard is not expected to have a material effect on the Company's results from operations or financial position.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which supersedes APB Opinion No. 17, "Intangible Assets." Concurrently, the CICA issued Handbook Section 3062 *Goodwill and Other Intangible Assets* which is consistent with SFAS 42. These Statements require that goodwill no longer be amortized to earnings but instead be reviewed for impairment. The Statements are effective for fiscal years beginning after December 15, 2001, and are required to be applied at the beginning of an entity's fiscal year, and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Adoption of this standard is not expected to have a material effect on the Company's results from operations or financial position.

In August 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets, and is effective for years beginning after June 15, 2001. The Company has not yet determined the impact that this statement will have on its results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. This standard applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires those assets to be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and the Company has not yet determined the impact that this statement will have on its results of operations or financial position.

(all dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

17. SEGMENTED INFORMATION

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	2001	2000	1999
Revenue from contract research and development, collaborative agreements, licensing, royalties and other			
Canada	$ 1,989	$ 878	$ 2,149
United States	9	235	251
Barbados	5,047	-	-
Europe	291	-	-
	$ 7,336	$ 1,113	$ 2,400
Amortization of capital assets			
Canada	$ 945	$ 993	$ 777
United States	340	262	231
	$ 1,285	$ 1,255	$ 1,008
Net loss (income) from			
Canada	$ 3,310	$ 4,351	$ 1,640
United States	12,516	7,632	6,469
Barbados	22,865	32,936	23,323
Europe	(12)	-	-
	$38,679	$44,919	$31,432
Net licensing, royalty and collaborative agreement revenue from Canadian operations by market destination			
Canada	$ 172	$ -	$ 838
United States	1,817	856	1,311
Other	-	22	-
Total Canadian operations	$ 1,989	$ 878	$ 2,149
Capital assets			
Canada	$ 1,210	$ 1,652	$ 1,975
United States	992	899	611
	$ 2,202	$ 2,551	$ 2,586

The Company derives significant revenue from certain customers. The number of customers that individually account for more than 10% of revenue, and total revenue from transactions with those customers, are as follows:

	Number of Customers	Revenue
2001	2	$7,140
2000	2	968
1999	3	3,438

18. COMPARATIVE FIGURES

Certain of the comparative figures for 2000 and 1999 have been reclassified to conform to the current year's presentation.

β.54

Board Of Directors

Eric E. Baker (1)
President, Miralta Capital II Inc.
Chairman of the Board, Biomira Inc.

S. Robert Blair, CC (1)
Executive Chair
CST Coldswitch Technologies, Inc.

Sheila Moriber Katz, M.D., MBA (2) (3)
Professor of Pathology and Laboratory Medicine
Hahnemann University

Alex McPherson, M.D., Ph.D. (1)
Professor Emeritus, Faculty of Medicine,
University of Alberta
President & Chief Executive Officer
Biomira Inc.

W. Vickery Stoughton (2) (3)
Chairman and CEO
Careside, Inc.

Michael C. Welsh, QC (2) (3)
President,
Almasa Capital, Inc.

John L. Zabriskie, Ph.D.
Director and Portfolio Company Chief Executive Officer,
Puretech Ventures
Chairman, President and Chief Executive Officer, Retired
NEN™ Life Science Products, Inc.

(1) Member of Executive Compensation Committee
(2) Member of Audit Committee
(3) Member of Corporate Governance Committee

Corporate Officers

Alex McPherson, M.D., Ph.D.
President & Chief Executive Officer

B. Michael Longenecker, Ph.D.
Senior Vice President,
Research and Development
and Chief Scientific Officer

Robert D. Aubrey, B.Sc.
Vice President, Marketing & Sales

Thomas Facklam, Ph.D.
Vice President, Technical Operations and Quality

Edward A. Taylor, CGA
Vice President, Finance & Administration,
C.F.O. & Corporate Secretary

Auditors

Deloitte & Touche LLP
2000 Manulife Place
10180-101 St.
Edmonton, Alberta
T5J 4E4

Share Registrar And Transfer Agents

Computershare Trust Company of Canada
6th Fl., Western Gas Tower
530-8th Ave. S. W.
Calgary, Alberta
T2P 3S8

Computershare Trust Inc.
P.O. Box 1596
Denver, CO 80201

Contacts

Jane Tulloch
Manager, Investor Relations
Ph 780.490.2812

Requests for printed investor information:
ir@biomira.com
Toll-Free 1.877.234.0444, ext. 277

Bill Wickson
Manager, Public Relations and
Special Assistant
Ph 780.490.2818

Public Relations

BMC Communications Group
Ph 212.477.9007

Biomira Inc.
2011-94 St.
Edmonton, Alberta, Canada
T6N 1H1

Ph 780.450.3761
Fax 780.463.0871
www.biomira.com

Stock Listing

The Company's common shares are traded in Canada on the Toronto Stock Exchange under the trading symbol BRA and in the United States on NASDAQ under the trading symbol BIOM.

The Annual General Meeting

of shareholders of Biomira will be held at the Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario on Wednesday, the 22nd day of May, 2002 at 4:00 p.m.

BIOMIRA
The Cancer Vaccine People™

p. 56

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: April 19, 2002

By: ______________________
Edward A. Taylor
Vice President Finance